                                                         Pursuant To Rule 424B1
                                                         File No.: 333-1700
PROSPECTUS

                                     LOGO

                        COMMUNITY CARE SERVICES, INC.
               1,300,000 Shares of Common Stock, $.01 par value
                          1,300,000 Class A Warrants

   Community Care Services, Inc. (the "Company") is hereby offering 1,300,000 shares of Common Stock, $.01 par value of the Company (the "Common Stock") and 1,300,000 Class A warrants each to purchase one share of Common Stock at an exercise price of $6.00 per share (the "Class A Warrant") (the "Offering"). The Class A Warrants are also referred to as the "Warrants". The Warrants are exercisable for a period of five years commencing two years from the effective date of the Offering (the "Effective Date"). The exercise price of the Warrants is subject to adjustment in certain events pursuant to the anti-dilution provisions thereof. Prior to this Offering, there has been no public market for the Common Stock or the Warrants, and there can be no assurance that a public market for such securities will develop or be sustained on completion of the Offering. See "Risk Factors." The Common Stock and Warrants have been approved for quotation on The Nasdaq SmallCap Market under the proposed symbols -- CCSE and CCSEW, respectively. The offering price has been determined by negotiations between Maidstone Financial, Inc. (the "Representative"), as representative of the several underwriters named herein (the "Underwriters") and the Company, and does not necessarily bear any relationship to any recognized criteria of value. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

   The Warrants are redeemable, in whole or in part, at a price of $.05 per Warrant commencing two years from the Effective Date and prior to their expiration, provided that (i) prior written notice of not less than 30 days is given to the Warrantholders; (ii) the closing high bid price per share of the Common Stock, or the last sale price per share if listed on a national exchange, for the 20 consecutive trading days ending on the third business day prior to the date on which the Company gives notice, has been at least $8.00 for the Class A Warrants, subject to adjustment for certain events; and
(iii) Warrantholders shall have the exercise rights until the close of the business day preceding the date fixed for redemption. See "Description of Securities -- Warrants."

   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" AND "DILUTION" ON PAGES SIX AND FIFTEEN, RESPECTIVELY, OF THIS PROSPECTUS.

                                    ------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          Underwriting Discounts
                                    Price to Public        and Commissions (1)        Proceeds to Company (2)
                                  -------------------   --------------------------    -------------------------
Per Share of Common Stock  ....       $     5.10                $     .459                  $      4.641
Per Class A Warrant  ..........       $      .10                $     .009                  $       .091
Total(3)  .....................       $6,760,000                $  608,400                  $  6,151,600

------
(1) Excludes additional compensation to be received (a) by the Underwriters in the form of Warrants to purchase 130,000 shares of Common Stock and 130,000 Class A Warrants and exercisable for a period of four years commencing one year from the date of this Prospectus at $8.42 per share of Common Stock and $.165 per Warrant; (b) by the Representative in the form of a non-accountable expense allowance of $202,800, or $233,220 if the Underwriters exercise the over-allotment option in full; and (c) by the Representative in the form of a 36-month consulting agreement for an aggregate payment of $104,600 payable in full at the closing of this Offering. The underwriting agreement between the Company and the Underwriters (i) provides for indemnification of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended and (ii) gives the Representative the right to appoint a designee to attend all meetings of the Board of Directors for a period of no less than three years following the closing of this offering. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $483,000, excluding the Underwriters' non-accountable expense allowance and consulting fees.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 195,000 additional shares of Common Stock and/or 195,000 Class A Warrants solely to cover over-allotments (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the Price to Public,

    Underwriting Discounts and Commissions, and Proceeds to Company will be $7,774,000, $699,660 and $7,074,340. See "Underwriting."

   The shares of Common Stock and Class A Warrants are offered on a "firm commitment" basis by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by the counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock and Warrants will be made against payment therefor at the offices of Maidstone Financial, Inc., 101 E. 52nd Street, New York, New York 10022 on or about October 25, 1996.

                                     ------

LOGO   Maidstone Financial, Inc.                LOGO    THE HARRIMAN GROUP INC.

               The date of this Prospectus is October 18, 1996.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   The Company intends to furnish to its shareholders annual reports containing audited financial statements examined by its independent auditors. In addition, the Company may furnish to its shareholders quarterly or semi-annual reports containing unaudited financial information and such other interim reports as the Company may determine.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and should be read in conjunction with the section entitled "Risk Factors." Unless otherwise indicated, all financial and other information contained in this Prospectus (i) reflects the 2.2-for-one stock dividend effected by the Company in August 1996, (ii) reflects the exchange of 1,441,666 shares of Common Stock for 2,883,332 Class A Warrants effected in August 1996 and (iii) assumes that the Over-Allotment Option has not been exercised.

                                 THE COMPANY

   COMMUNITY CARE SERVICES, INC. (the "Company") is a provider of an extensive variety of home health care products and services, medical equipment and disposable medical supplies primarily in the five boroughs of New York City, and Westchester, Rockland, and Nassau Counties, New York, as well as northern New Jersey and southern Connecticut. The Company's equipment and products are generally used for acute (short term) and long term medical care, and respiratory, rehabilitative and wound care therapies.

   The Company services the home health care market by coordinating with various health care workers and payor case managers to determine the home health needs for patients. The Company then supplies and delivers the necessary medical products and equipment to the patients' homes. The Company works with physicians, discharge planners, case/utilization managers, social workers, nurses, patients and family members to identify the home care products and equipment that are appropriate and cost effective, given the patients' diagnosis, for care, treatment and recovery at home. The Company has developed a diagnostic centered program pursuant to which its personnel is educated about the various needs of, and appropriate products for, patients with particular diseases such as cancer, AIDS or Alzheimer's disease, among others, and for particular classes of patients such as the developmentally disabled and hospice patients. The Company sells or rents, as appropriate, the relevant equipment and/or supplies to the patient, with payment generally received from Medicare, Medicaid, a private insurer and to a lesser extent, the patients themselves. See "Risk Factors -- Dependence Upon Third Party Reimbursement" and "Business -- Government Regulation and Reimbursement". The Company is accredited with commendation by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), a private not-for-profit organization which surveys and evaluates hospitals and health care organizations. A team of JCAHO experts surveys an organization every three years in accordance with established standards to determine its accreditation status, which ranges from a rating with commendation, the highest standard, to no accreditation, the lowest standard.

   The Company's objective is to become a leading regional provider of comprehensive home health care equipment and products in the metropolitan New York/New Jersey/Connecticut tri-state region. The Company's strategy to achieve this objective is focused on continuing to provide to patients and referral sources an integrated program of equipment, products and services, while ensuring the highest quality delivery and set-up of medical equipment and products. The specific areas of growth that the Company intends to target are (i) increasing sales of basic medical equipment and disposable medical supplies it currently offers to customers; (ii) adding additional product lines for high growth markets, such as orthotics, mastectomy supplies and specialized wound care products; and (iii) aggressively expanding its position as a supplier of choice for home health care products to health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), and other managed care organizations and medical providers in the tri-state region. The Company has recently experienced growth in the medical supplies portion of its business since becoming a provider of disposable medical supplies for the largest certified home health care agency in New York.

   The Company anticipates continued growth in the home health care market generally due to the increasing emphasis on cost effective medical treatment, the "Greying of our Society" and continuing advances in medical technology, although there can be no assurance as to any such growth or advances.

   The Company intends to seek out regional acquisition opportunities that are compatible with the Company's product lines and services. The Company has not identified any specific acquisitions and there can be no assurance that the Company will effect any acquisitions.

   The Company was incorporated in the State of New York in July 1992 and acquired certain assets of Adam Health Care Equipment Corp. ("Adam"), a New York based durable medical equipment and supply company, in April 1993. The Company acquired the assets for cash and notes totaling $1,500,000. Approximately $450,000 was paid at or prior to the closing of the acquisition and the balance was payable in installments through March 31, 1995. The Company has not paid the balance and is seeking rescission of the obligation. See "Risk Factors -- Pending Litigation; Potential Adverse Impact of Counterclaims" and "Business -- Legal Proceedings". The principal executive offices of the Company are located at 18 Sargent Place, Mount Vernon, New York 10550 and its telephone number is (914) 665-9050.

                                 THE OFFERING

Securities Offered by the
  Company......................  1,300,000 shares of Common Stock(1)
                                 1,300,000 Class A Warrants(1)

Common Stock Outstanding Before
  the Offering.................  4,730,000 shares

Common Stock to be Outstanding
  After the Offering...........  6,030,000 shares (2)

Class A Warrants to be
  Outstanding After the
  Offering ....................  5,458,332

Use of Proceeds................  The proceeds of this Offering will be used for expanded marketing efforts;
                                 technological upgrades; development of an independent rehabilitation division;
                                 repayment of loans in an aggregate amount of $255,409, of which $135,409 will be paid to Dean L. Sloane, a director of the Company; repayment of 8% promissory notes in the aggregate principal amount of $937,500; and working capital purposes. See "Use of Proceeds."

Risk Factors and Dilution......  An investment in the securities offered hereby is highly speculative and involves substantial dilution. Prospective investors should consider carefully the factors set forth under "Risk Factors" and "Dilution."

Nasdaq Symbols(3)
  Common Stock.................  CCSE
  Warrants ....................  CCSEW

Boston Stock Exchange
  Symbols(3)
  Common Stock ................  CYS
  Warrants.....................  CYS.WS

------
(1) Does not include 220,000 shares of Common Stock and 4,158,332 Class A Warrants being offered concurrently with this Offering by selling securityholders pursuant to a Selling Securityholders' Prospectus.

(2) Does not include (i) 130,000 shares of Common Stock and 130,000 Warrants issuable upon exercise of the Underwriters' Warrants, (ii) 195,000 shares of Common Stock and 195,000 Class A Warrants which may be issued upon exercise of the Over-Allotment Option, (iii) 5,783,332 shares subject to exercise of all Class A Warrants and (iv) 28,000 shares of Common Stock issuable upon exercise of outstanding options. See "Underwriting."

(3) Quotation on The Nasdaq SmallCap Market and listing on the Boston Stock Exchange does not imply that a liquid and active market will develop, or be sustained, for the securities upon completion of the Offering.


                        SUMMARY FINANCIAL INFORMATION

                                                                          Three Months Ended
                                          Year Ended March 31,                 June 30,
                                      ----------------------------   ----------------------------
                                           1996           1995           1996           1995
                                       ------------   ------------    ------------   ------------
Statement of Operations:
Net revenues  ......................    $6,181,757     $2,940,892     $2,487,381     $1,042,240
Cost of net revenues  ..............     2,335,751      1,159,996      1,103,358        421,000
Selling, general and administrative
  (including provision for doubtful
  accounts) ........................     2,958,882      1,746,777      1,052,538        531,819
Amortization of intangible assets  .       107,966        245,012         43,024         23,753
Income (loss) from operations  .....       779,158       (210,893)       288,461         65,668
Net income (loss)  .................       427,925       (322,691)       125,588         39,609
Net income (loss) per common
  share(1) .........................           .09           (.07)           .03            .01
Weighted average number of shares
  outstanding ......................     4,730,000      4,510,000      4,730,000      4,730,000


                                                   March 31,            June 30, 1996 (1)
                                                 ------------    -------------------------------
                                                    1996                               As
                                                   Actual           Actual        Adjusted (2)
                                                 -----------     -------------    -------------
Balance Sheet Data:
Working capital (deficit)                          $ (978,683)      $  (907,611)    $ 3,853,161
Total assets                                        5,467,115        5,689,676       10,199,567
Total long-term debt                                  931,512          883,283                0
Total shareholders' equity                            103,764          229,352        5,622,526


------
(1) Gives effect to (i) the exchange of 1,441,666 shares of Common Stock for 2,883,332 Class A Warrants and (ii) the 2.2-for-one stock dividend effected by the Company in August 1996.

(2) Gives effect to the 1,300,000 shares of Common Stock and 1,300,000 Class A Warrants offered hereby and the application of the estimated net proceeds therefrom.

                                 RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE COMPANY. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

   1. History of Operating Losses. From the acquisition of the assets of Adam in April 1993 through the end of the 1995 fiscal year, the Company had sustained ongoing losses. The Company had an accumulated deficit of $699,281 and $271,356 from inception through March 31, 1995 and March 31, 1996, respectively. For the fiscal year ended March 31, 1995, the Company had a net loss of $322,691, a shareholders' deficit of $649,281 and a working capital deficit of $1,523,640. For the fiscal year ended March 31, 1996, the Company had net income of $427,925, shareholders' equity of $103,764 and a working capital deficit of $978,683. As of June 30, 1996, the Company had a shareholder's equity of $229,352 and a working capital deficit of $907,611. There can be no assurance as to the future profitability of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   2. Dependence Upon Third Party Reimbursement. Virtually all of the Company's revenues are attributable to payments received from third-party payors, including the Medicare and Medicaid programs and private insurers. For the three months ended June 30, 1996, 32.3% and 29.6% of the Company's revenues were derived from Medicare and Medicaid, respectively and for the fiscal year ended March 31, 1996, 35.4% and 36.4% of the Company's revenues were derived from Medicare and Medicaid programs, respectively. The revenues, cash flows and profitability of the Company, like those of other companies in the health care industry, are affected by the continuing efforts of third-party payors to control expenditures for health care. In addition, reimbursement can be influenced by the financial instability of private third-party payors and by budget pressures and cost shifting by governmental payors. A reduction in coverage or reimbursement rates by third-party payors could have a material adverse effect on the Company's results of operations. Additionally, the third party payors generally do not make payments until 75-90 days after invoicing. See "Business -- Government Regulation and Reimbursement."

   3. Reliance on Key Sources of Referral. During the three months ended June 30, 1996, the Company's five largest sources of referral, the Visiting Nurse Service of New York -- Manhattan, the Visiting Nurse Service of New York -- Bronx, the Visiting Nurse Service -- Queens, the Visiting Nurse Service -- Brooklyn and Wyckoff Hospital accounted for approximately 28.8%, 16.3%, 13.8%, 7.7% and 4.4%, respectively, of the Company's total revenues. During the fiscal year ended March 31, 1996, the Visiting Nurse Service -- Manhattan, the Visiting Nurse Service -- Bronx, Wyckoff Hospital, the Hospital for Joint Diseases and the Visiting Nurse Service -- Queens accounted for 18.4%, 12.4%, 9.2%, 6.7% and 5.5%, respectively, of the Company's total revenues. For the three months ended June 30, 1996, the four borough offices of the Visiting Nurse Service of New York ("VNS") collectively accounted for 66.6% of the Company's revenues. Each of the VNS offices in Brooklyn, Queens, Manhattan and the Bronx place orders separately. However, if the parent office of VNS were to eliminate the Company as a provider, the Company could experience a material adverse effect on its business. The loss of, or decrease in, business generated by any of its major sources of referral could have a material adverse effect on the Company's business. Although the Company has entered into agreements with various providers which govern the terms of reimbursement, the Company does not have any long term purchase orders but receives its purchase orders on an individual basis. See "Business -- Marketing Programs."

   4. Government Regulation; Medicaid and Medicare Reimbursement; Anti-Kickback Laws. Health care in the U.S. is subject to laws and regulations of federal, state and local governments. The failure to obtain, renew or maintain required regulatory approvals or licenses, if any, could adversely affect the Company's business, and could prevent it from offering any or all of its products or services to patients. The Company is not currently subject to any material regulatory approvals or licenses. If the Company fails to comply with governmental requirements pertaining to Medicaid and Medicare reimbursements, the Company can be terminated as a Medicaid and Medicare service provider. This could jeopardize the ability of the Company to maintain reimbursement from other programs. There can be no assurance that federal, state or local laws or regulations will not be adopted which could increase the Company's cost of doing business, reduce reimbursement levels or otherwise have a material adverse effect on the Company's business, financial condition or operating results. See "Business -- Government Regulation and Reimbursement."

   As suppliers of services under the Medicare and Medicaid programs, the Company is also subject to Medicare and state health care program anti-kickback laws. These laws generally prohibit any remuneration for the referral of Medicare or Medicaid patients. Proposed federal legislation expands the anti-kickback laws to include referrals of any patients regardless of payor source. Violations of the anti-kickback laws may result in civil and criminal penalties and exclusion from participation in the Medicare and state health programs such as Medicaid.

   5. Pending Litigation; Potential Adverse Impact of Counterclaims Against the Company. In 1993, the Company commenced an action against Adam and its principals in the Supreme Court of the State of New York, County of Westchester. The action arises out of the acquisition of certain assets of Adam by the Company in April 1993. The complaint alleges that the defendants made numerous misrepresentations relating to the business previously conducted by Adam. The complaint seeks recovery of damages of $1,500,000, additional punitive damages, the reduction of the original purchase price or rescission of the original purchase agreement. The defendants have asserted counterclaims against the Company. The counterclaims seek the payment of the unpaid purchase price of $1,050,000 and collection expense of over $175,000. Defendants also allege various additional causes of action, claiming plaintiffs converted or interfered with the collection of property owned or due to defendants and seek damages of over $7,000,000, including $5,000,000 in punitive damages. The Company believes it has meritorious defenses to the counterclaims. However, there can be no assurance that the Company will be successful in recovering damages for its claims or in defending itself against the counterclaims. A judgment against the Company as a result of the counterclaims could have a material adverse effect on its business. The action is still in its final pre-trial stages and the Company expects a trial date to be set shortly. See "Business -- Legal Proceedings."

   6. Immediate and Substantial Dilution. This Offering involves an immediate and substantial dilution to investors. Purchasers of shares of Common Stock in the Offering will incur an immediate dilution of $4.32 per share in the net tangible book value of their investment from the initial Offering price, which dilution amounts to approximately 83% of the initial Offering price per share of Common Stock. Investors in the offering will pay $5.20 per share of Common Stock (giving effect to the aggregate offering price per share of Common Stock and Class A Warrant), as compared with an average cash price of $.01 per share of Common Stock paid by existing shareholders. See "Dilution."

   7. Competition. The home health care market is highly competitive and includes a large number of providers. Some of the Company's current and potential competitors have, or may obtain, significantly greater financial and marketing resources than the Company. There are relatively few barriers to entry in the local markets that the Company serves. Other companies, hospitals and health maintenance organizations ("HMOs") have entered the home health care market in the past and others may do so in the future. There can be no assurance that the Company will not encounter increased competition in the future that could limit its ability to maintain or increase its market share. Such increased competition could have a material adverse effect on the Company's business and results of operations. See "Business -- Competition."

   8. Potential Liability; Adequacy of Insurance Coverage. Participants in the home health care market are subject to lawsuits alleging negligence, product liability or other similar legal theories, many of which involve large claims and significant defense costs. Although the Company currently maintains liability insurance intended to cover such claims, there can be no assurance that the coverage limits of such insurance will be adequate or that all such claims will be covered by the insurance. In addition, such insurance policies must be renewed annually. Such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms, if at all. A successful claim in excess of the insurance coverage could have a material adverse effect on the Company's business and results of operations. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's reputation. See "Business -- Insurance."

   9. Dependence on Key Personnel; Experience of Management. There are only two executive officers of the Company. The Company is dependent on the continued services of Alan T. Sheinwald, the Company's President and Chief Executive Officer and Allan Goldfeder, the Company's Chief Operating Officer. If such executive officers were to leave the Company, its operating results could be adversely affected. Following this Offering, there can be no assurance that, if the Company grows, the current management team will be able to continue to adequately manage the Company's affairs. Further, there can be no assurance that the Company will be able to identify and hire additional qualified managers on terms economically feasible for the Company. See "Management -- Directors, Executive Officers and Key Employees."

   10. Control by Current Shareholders and Management. Upon completion of this Offering, the current shareholders of the Company will beneficially own 78.44% of the outstanding shares of Common Stock. The Company's directors and executive officers and their affiliates will control approximately 76.92% of the outstanding shares of Common Stock. As a result, these shareholders will be able to determine the outcome of certain corporate actions requiring shareholder approval, and will be able to elect the Board of Directors of the Company. Such concentration of ownership may have the effect of preventing a change in control of the Company. See "Dilution," "Principal Shareholders" and "Description of Securities."

   11. Broad Discretion in Application of Proceeds; Unspecified Acquisitions. Approximately 58.5% of the net proceeds of this Offering, or $3,134,291, will be applied to working capital and general corporate purposes. In addition, the Company may utilize a portion of the net proceeds of this Offering currently allocated to working capital for potential acquisitions. As of the date of this Prospectus, the Company has not identified any particular acquisition targets. Shareholders of the Company may have no opportunity to approve specific acquisitions or to review the financial condition of any potential target. Accordingly, management of the Company will have broad discretion over the use of proceeds. See "Use of Proceeds."

   12. Shareholder Inability to Review and Vote on Any Unspecified Acquisitions. Pursuant to New York Corporate law, the Company's Board of Directors has the authority to approve unspecified acquisitions to be made by the Company. Such acquisitions are not subject to review or voting by the shareholders of the Company.

   13. Benefits to Affiliates. Certain of the Company's shareholders and former shareholders and their affiliates have made loans to the Company in an aggregate principal amount equal to $255,409. The Company intends to use the proceeds of this Offering to repay these loans as follows: $135,409 to Dean
L. Sloane, a director and shareholder of the Company; $15,000 to each of Manuel N. Wilson and Wade Wilson, former shareholders; and $90,000 to At Home Health Care Supplies, Inc., an affiliate of two former shareholders of the Company. See "Use of Proceeds."

   14. Repayment of Debt. Approximately 12.4% of the proceeds of this Offering, or $667,500, will be used to repay 8% promissory notes issued by the Company in connection with a private placement in January 1996. In addition, approximately 5.7% of the proceeds of this Offering, or $304,000, will be used to pay 8% promissory notes issued by the Company in August and September, 1996 to fund its operating expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   15. No Dividends and None Anticipated. To date, no dividends have been declared or paid on the Common Stock, and the Company does not anticipate declaring or paying any dividends in the foreseeable future, but rather intends to reinvest profits, if any, in its business. Investors should, therefore, be aware that it is unlikely that any dividends will be paid on the Common Stock in the foreseeable future. See "Dividend Policy."

   16. Lack of Market; Possible Volatility of Stock Price; Arbitrary Determination of Offering Price. Prior to this Offering, there has been no public market for the Company's Common Stock or Warrants, and there can be no assurance that an active market in any securities of the Company will develop or be sustained after this Offering. In the absence of an active public trading market, an investor may be unable to liquidate his or her investment. The price of the shares of Common Stock and Class A Warrants being offered hereby, and the exercise price and other terms of the Warrants, were determined by negotiations between the Company and the Underwriters and are not necessarily related to the Company's assets, earnings, book value per share, its results of operations or any other generally accepted criteria of value and should not be construed as indicative of their value. See "Underwriting."

   The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of any particular company. In addition, the market prices of the securities of many publicly-traded companies in the health care industry have in the past been, and in the future can be expected to be, especially volatile. Various factors and events, including future announcements of new services or products offered by the Company or its competitors, developments or disputes concerning, among other things, regulatory developments in the United States, and economic and other external factors, as well as fluctuations in the Company's financial results, could have a significant impact on the market price of the Company's securities.

   17. Concurrent Offering by Selling Securityholders; Potential Adverse Impact on Price and Liquidity. Concurrently with this Offering, the Company is registering for sale an aggregate of 220,000 shares of Common

Stock and 4,158,332 Class A Warrants owned by the Selling Securityholders. Such Selling Securityholders holding Warrants have entered into an agreement with the Representative not to sell their Warrants for a period of two years from the Effective Date without the Representative's prior written consent. Selling Securityholders owning shares of Common Stock have entered into an Agreement with the Representative not to sell their shares for a period of 18 months from the Effective Date without the Representative's written consent. The Company anticipates that certain Selling Securityholders may request a release from their lock up agreements. The Representative has the discretion to release such lock-ups and has indicated that its decision to grant such consent will be dependent on market conditions. The sale of such securities could have an adverse effect on the market price and liquidity of the Company's securities.

   18. Shares Eligible for Future Sale. Of the 4,730,000 shares of Common Stock of the Company outstanding as of the date of this Prospectus, 4,638,334 shares are "restricted securities," which are owned by "affiliates" of the Company, as those terms are defined in Rule 144 promulgated under the Securities Act.

   Absent registration under the Securities Act, the sale of such "restricted securities" is subject to Rule 144, as promulgated under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell in brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on The Nasdaq SmallCap Market or a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale. Rule 144 also permits a person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least three years to sell such shares without regard to any of the volume limitations as described above.

   Also being registered for sale pursuant to the Selling Securityholders' Prospectus are 220,000 shares of Common Stock and 4,158,332 Class A Warrants and the shares underlying such Warrants. All of the Company's existing shareholders have agreed not to sell or otherwise dispose of any of their warrants or shares of Common Stock now owned or issuable upon the exercise of currently exercisable warrants for a period of 24 months from the date of this Prospectus, without the prior written consent of the Representative, except for the shareholders owning the 220,000 shares listed in the Selling Securityholders' Prospectus who have agreed not to sell or otherwise dispose of any of their shares for a period of 18 months from the date of this Prospectus without the prior written consent of the Representative. The Representative may release any shareholder from the "lock-up" agreement, although not prior to the exercise or expiration of the Over-Allotment Option. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Company's securities prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold pursuant to the Selling Securityholders' Prospectus or under Rule 144 into the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Shares Eligible for Future Sale."

   19. Potential Adverse Effect of Future Issuances of Authorized Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of serial preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as the Board of Directors may deem necessary. Such preferred stock, if issued, could adversely affect the holders of the Common Stock. In addition, the preferred stock could discourage, delay or prevent a takeover of the Company. The Company has no present intention to issue any shares of Preferred Stock. See "Description of Securities."

   20. Dilutive Effect of Underwriters' Warrant and other Options. Upon completion of this Offering, the Company will sell to the Underwriters a Warrant to purchase up to 130,000 shares of Common Stock and Warrants, at a price per share of Common Stock or Warrant equal to 165% of the initial public Offering price of the shares of Common Stock and Warrants. The Underwriters' Warrant will be exercisable at any time during the four-year period commencing one year from the Effective Date of this Offering. As of the date of this Prospectus, there are outstanding Warrants to purchase an aggregate of 4,158,332 shares of Common Stock and options to purchase an aggregate of 28,000 shares of Common Stock. If the Underwriters' Warrant and the outstanding Warrants and options are exercised, the percentage of Common Stock then held by the existing shareholders will be reduced. The Underwriters' Warrant and the outstanding Warrants and options can be expected to be exercised at a time when the Company would be able to obtain funds from the sale of Common Stock or other securities at a price higher than the exercise price thereof. See "Underwriting."

   21. Need for Additional Financing. The Company believes that the proceeds of the Offering will be sufficient to finance the Company's working capital requirements for a period of at least 12 months following the completion of this Offering. However, the Company is required to maintain a high level of inventory relative to its business, and accounts receivable are paid primarily by third party payors who do not generally make payments until 75-90 days after invoicing. A greater than anticipated increase in volume may require the Company to seek additional financing during such periods. In addition, the Company's strategy is to acquire companies with related and complementary businesses, although the Company has not presently identified any specific acquisitions. The Company may require financing in connection with acquisitions. The Company could also require financing if the defendants in the Adams litigation prevailed in their counterclaims. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. In addition, for a period of two years following the Effective Date, the Company cannot issue shares of Common Stock (other than pursuant to the 1996 Stock Option Plan) without the Representative's Consent which consent may not be unreasonably withheld. Such limitation may adversely affect the Company's ability to obtain financing. See "Underwriting." In the event that the Company is unable to obtain such additional financing as it becomes necessary, the Company will not be able to achieve all of its business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   22. The Nasdaq SmallCap Market Maintenance Requirements; Possible Delisting of Securities from The Nasdaq SmallCap Market; Risks of Low-Priced Stocks. Prior to this Offering, there has been no established public trading market for the Company's securities and there is no assurance that a public trading market for the Company's securities will develop after the completion of this Offering. If a trading market does in fact develop for the securities offered hereby, there can be no assurance that it will be sustained.

   The Common Stock and Warrants have been approved for quotation on The Nasdaq SmallCap Market upon the Effective Date. The Commission has approved rules imposing criteria for listing of securities on The Nasdaq SmallCap Market, including standards for maintenance of such listing. For continued listing, a company, among other things, must have at least $2,000,000 in total assets, $1,000,000 in capital and surplus and a minimum bid price of $1.00 per share. If the Company is unable to satisfy The Nasdaq SmallCap Market's maintenance criteria in the future, its securities may be delisted from The Nasdaq SmallCap Market. In the event the Company's securities are delisted from The Nasdaq SmallCap Market, and not traded on any other exchange, trading, if any, in securities would, thereafter, be conducted in the over-the-counter on the OTC Bulletin Board. Consequently, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's securities. Quotation on The Nasdaq SmallCap Market does not imply that a meaningful, sustained market for the Company's securities will develop or, if developed, that it will be sustained for any period of time.

   23. Potential Adverse Effect of Redemption of Warrants. The Warrants offered hereby are redeemable, in whole or in part, at a price of $.05 per Warrant, commencing two years after the Effective Date and prior to their expiration; provided that (i) prior notice of not less than 30 days is given to the Warrantholders; (ii) the closing high bid price if traded on Nasdaq, or the last sale price if traded on a national exchange, per share of Common Stock on each of the 20 consecutive trading days ending on the third business day prior to the date on which the Company gives notice of redemption has been at least $8.00 for the Class A Warrants; and (iii) Warrantholders shall have exercise rights until the close of the business day preceding the date fixed for redemption. Notice of redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, or to sell the Warrants at the current market price when they might otherwise wish to hold them, or to accept the redemption price, which may be substantially less than the market value of the Warrants at the time of redemption. The Warrants may not be exercised unless the registration statement pursuant to the Securities Act covering the underlying shares of Common Stock is current and such shares have been qualified for sale, or there is an exemption from applicable qualification requirements, under the securities laws of the of the state of residence of the holder of the Warrants. Although the Company does not presently intend to do so, the Company reserves the right to call the Warrants for redemption whether or not a current prospectus is in effect or such underlying shares are not, or cannot be, registered in the applicable states. Such restrictions could have the effect of preventing certain Warrantholders from liquidating their Warrants. See "Description of Securities -- Warrants."

   24. Current Prospectus and State Blue Sky Registration Required to Exercise Warrants. Holders of the Warrants will have the right to exercise the Warrants for the purchase of shares of Common Stock only if a current prospectus relating to such shares is then in effect and only if the shares qualified for sale under the securities laws of the applicable state or states. The Company has undertaken and intends to file and keep effective and current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of Common Stock underlying the Warrants in those states in which the securities are to be offered, no assurance can be given that such qualifications will occur. The Warrants may lose or be of no value if a prospectus covering the shares issuable upon the exercise thereof is not kept current or if such underlying shares are not, or cannot be, registered in the applicable states. See "Description of Securities -- Warrants."

   25. Penny Stock Regulation. In the event that the Company is unable to satisfy the maintenance requirements for The Nasdaq SmallCap Market, trading would be conducted on the "pink sheets' or the NASD's OTC Bulletin Board. In the absence of the Common Stock being quoted on The Nasdaq SmallCap Market, or the Company's having at least $2,000,000 in stockholders' equity, trading in the Common Stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for non-Nasdaq and non-exchange listed securities. Under such rule, broker-dealers who recommend such securities to persons other than established customers and institutional accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

   The Commission adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on Nasdaq, or an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or
(iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

   If the Company's securities were to become subject to the regulations applicable to penny stocks, the market liquidity for the securities would be severely affected, limiting the ability of broker-dealers to sell the securities and the ability of purchasers in this Offering to sell their securities in the secondary market. There is no assurance that trading in the Company's securities will not be subject to these or other regulations that would adversely affect the market for such securities.

   26. Relationship of Underwriters to Trading; Potential Adverse Impact on Liquidity and Market Price of Securities. The Underwriters may act as brokers or dealers with respect to the purchase or sale of the Common Stock and the Warrants in the over-the-counter market where each is expected to trade. The Representative also has the right to act as the Company's exclusive agent in connection with any future solicitation of Warrantholders to exercise their Warrants. Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Representative will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to the Company's securities during a period beginning nine business days prior to the commencement of any such solicitation and ending on the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Representative may have to receive a fee for the exercise of the Warrants following such solicitation. As a result, the Representative and soliciting broker/dealers may be unable to continue to make a market in the Company's securities during certain periods while the exercise of the Warrants is being solicited. Such a limitation, while in effect, could impair the liquidity and market price of the Company's securities.

   27. Consulting Agreement with Representative; Obligation to Make Payment Out of Offering Proceeds. The Company has agreed to retain the Representative as a financial consultant for a three-year period commencing on the Effective Date. The consulting fees are payable to the Representative upon the closing of the Offering. See "Use of Proceeds."

   28. Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. Although the shares of Common Stock and Warrants will not knowingly be sold to purchasers in jurisdictions in which they are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares of Common Stock issuable upon exercise of the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In such event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares could be registered or qualified for sale in the jurisdiction in which such purchasers reside, or an exemption to such qualification exists or is granted in such jurisdiction. If the Company was unable to register or qualify the shares in a particular state and no exemption to such registration or qualification was available in such jurisdiction, in order to realize any economic benefit from the purchase of the Warrants, a holder might have to sell the Warrants rather than exercise them. No assurance can be given, however, as to the ability of the Company to effect any required registration or qualification of the Common Stock or Warrants in any jurisdiction in which registration or qualification has not already been completed. See "Description of Securities -- Warrants."

                               USE OF PROCEEDS

   The gross proceeds from the sale of shares of Common Stock and Warrants in this Offering are estimated to be $6,760,000 and the offering expenses are estimated to be $1,398,800 including underwriting commissions of $608,400, the Underwriters' non-accountable expense allowance of $202,800, consulting fees aggregating $104,600 for a 36 month consulting agreement and $483,000 of other Offering expenses. The net proceeds to the Company from the sale of shares of Common Stock and Warrants in this Offering are estimated to be approximately $5,361,200 ($6,253,520 if the Over-Allotment Option is exercised in full), after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use the proceeds as follows:

                                                                          Percentage of
                        Purpose                             Amount        Net Proceeds
                        -------                          -------------   ---------------
Marketing  ...........................................    $  250,000            4.7%
Technological upgrades(1)  ...........................    $  200,000            3.7%
Development of independent rehabilitation division(2)     $  550,000           10.2%
Repayment of shareholder loans(3)  ...................    $  255,409            4.8%
Repayment of 8% Notes(4)  ............................    $  971,500           18.1%
Working capital  .....................................    $3,134,291           58.5%
                                                          ----------          ------
     Total  ..........................................    $5,361,200          100.0%
                                                          ==========          ======

------
(1) Includes the costs of purchasing computer systems, and developing a proprietary software system, to upgrade the Company's order taking, accounting and billing systems.

(2) Includes the costs of staffing of, and creation of a workroom for, the independent rehabilitation division.

(3) Includes the repayment of (i) $15,000 to each of Manuel N. Wilson and Wade Wilson, former shareholders of the Company, (ii) $90,000 to At Home Health Care Supplies, Inc., an affiliate of two former shareholders of the Company, and (iii) $135,409 to Dean Sloane, a director of the Company.

(4) Includes the repayment of principal and accrued interest pursuant to promissory notes in the aggregate principal amount of $937,500. The proceeds from such notes provided working capital which the Company used to fund the expansion of its business.

   The foregoing represents the Company's estimate of the allocation of the net proceeds of the Offering, based upon the current status of its operations and anticipated business plans. It is possible, however, that the application of funds will differ considerably from the estimates set forth herein due to changes in the economic climate and/or the Company's planned business operations or anticipated complications, delays and expenses, as well as any potential acquisitions that the Company may consummate, although no specific acquisition has been identified. Any reallocation of the net proceeds will be at the discretion of the Board of Directors of the Company.

   Pending the foregoing uses, a portion of the net proceeds of this Offering may be invested in certificates of deposit, United States government obligations, prime commercial paper, money market funds or similar short-term investments.

   The Company estimates that the net proceeds from this Offering will be sufficient to meet the Company's liquidity and working capital requirements for a period of 12 months from the completion of this Offering. In the event that the Company consummates any acquisition, such funds will be derived from the funds currently allocated to working capital or from revenues generated from the Company's operations. There can be no assurance that the Company will generate sufficient revenues for such acquisitions. Additional working capital financing may be required to finance the costs of the Company's marketing and business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                               DIVIDEND POLICY

   The Company plans to retain any future earnings for use in its business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

                                CAPITALIZATION

   The following table sets forth (i) the actual capitalization of the Company at June 30, 1996 after giving effect to (x) the 2.2-for-one stock dividend and (y) the exchange of 1,441,666 shares of Common Stock for 2,883,332 Class A Warrants, and (ii) the capitalization as adjusted to reflect the sale of the 1,300,000 shares of Common Stock and 1,300,000 Class A Warrants offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This section should be read in conjunction with the Company's financial statements and related notes appearing elsewhere in this Prospectus.

                                                                                         June 30, 1996(1)
                                                                                  ------------------------------
                                                                                      Actual        As Adjusted
                                                                                   -------------   -------------
Total long-term debt, excluding current portion  ...............................    $  883,283      $        0
Preferred Stock, $.01 par value; 1,000,000 shares authorized; none issued and
  outstanding ..................................................................            --              --
Common Stock, $.01 par value; 20,000,000 shares authorized; 4,730,000 shares
  issued and outstanding; 6,030,000 shares issued and outstanding as adjusted ..    $   47,300      $   60,300
Additional paid-in capital  ....................................................    $  327,820      $5,770,994
Accumulated deficit  ...........................................................    $ (145,768)     $ (208,768)
     Total shareholders' equity  ...............................................    $  229,352      $5,622,526
          Total capitalization  ................................................    $1,112,635      $5,622,526

------
(1) Does not include (i) 1,275,000 shares of Common Stock reserved for issuance upon exercise of the Company's Class A Warrants issued to the holders of 8% Notes, (ii) 2,883,332 shares of Common Stock reserved for issuance upon exercise of the Company's Class A Warrants, which Warrants were issued by the Company in August 1996 in exchange for 1,441,666 shares of the Company's Common Stock, (iii) 1,300,000 shares of Common Stock reserved for issuance upon the exercise of Class A Warrants offered hereby, (iv) 260,000 shares of Common Stock issuable upon exercise of Underwriters' Warrant, (v) 390,000 shares of Common Stock which may be issued upon exercise of the Over-Allotment Option and the Warrants issued in connection therewith and (vi) 28,000 shares of Common Stock reserved for issuance upon exercise of outstanding options. See "Underwriting."

                                   DILUTION


   At June 30, 1996, the Company had a net tangible book value (deficit) of $(317,349), or $(.07) per share of outstanding Common Stock. Net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to receipt of the estimated net proceeds from the Company's sale of 1,300,000 shares of Common Stock and 1,300,000 Class A Warrants (after deducting the estimated offering expenses), the pro forma net tangible book value of the Company would have been approximately $5,336,332, or approximately $.88 per share of outstanding Common Stock, at June 30, 1996. This represents an immediate dilution of $4.32 per share, or 83%, to purchasers of Common Stock in this Offering. The following table illustrates the per share dilution to be incurred by the public investors in the Offering:


 Initial Offering price per Share of Common Stock(1)  ...........               $5.20
   Net tangible book value (deficit) per share before Offering .     $ (.07)
   Increase per share attributable to shares offered hereby ....     $  .95
                                                                     ------
Pro forma net tangible book value per share after Offering.  ...                $ .88
                                                                                -----
Dilution of net tangible book value per share to new investors.                 $4.32
                                                                                =====

------
(1) Aggregate price per share of Common Stock and Warrant for purposes of calculating dilution.

   The following table sets forth as of June 30, 1996 the number of shares of Common Stock purchased from the Company and the total consideration and weighted average price per share paid by existing shareholders of the Company and by new investors purchasing shares in this Offering, before deducting the underwriting discount and estimated Offering expenses:

                                                                                      Weighted
                                Shares Purchased          Total Consideration       Average Price
                               Number       Percent       Amount       Percent        Per Share
                             -----------   ---------    ------------   ---------   ---------------
Existing shareholders(1)      4,730,000        78%      $   61,000         1%           $ .01
New investors(2)  ........    1,300,000        22%       6,760,000        99%           $5.20
                              ---------       ---       ----------       ---            -----
   Total .................    6,030,000       100%      $6,821,000       100%
                              =========       ===       ==========       ===

------
(1) Gives effect to (i) the exchange of 1,441,666 shares of the Company's Class A Common Stock for 2,883,332 Class A Warrants effected in August 1996 and (ii) the 2.2 for-one stock dividend effected in August 1996.
(2) Gives effect to the aggregate purchase price of shares of Common Stock and Class A Warrants.

                           SELECTED FINANCIAL DATA

   The following selected financial data as of and for the fiscal years ended March 31, 1996 and March 31, 1995 derived from the audited financial statements of the Company. The selected financial data as of and for the three months ended June 30, 1996 and 1995 is derived from the financial statements of the Company which have not been audited.

   In the opinion of management, the selected financial data presented below for the three months ended June 30, 1996 and 1995 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the three months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere herein.

SELECTED FINANCIAL DATA

                                                                                Three Months Ended
                                                Year Ended March 31,                 June 30,
                                            ----------------------------   ----------------------------
                                                 1996           1995           1996           1995
                                             ------------   ------------    ------------   ------------
                                                                                    (Unaudited)
Operating Data:
Net Revenue  .............................    $6,181,757     $2,940,892     $ 2,487,381    $1,042,240
                                              ----------     ----------     -----------    ----------
Costs and expenses:
   Cost of net revenues:
     Product and supply costs  ...........     2,084,306      1,014,181       1,020,657       367,042
     Rental equipment depreciation  ......       251,445        145,815          82,701        53,958
                                              ----------     ----------     -----------    ----------
                                               2,335,751      1,159,996       1,103,358       421,000
   Selling, general and administrative
     expenses  ...........................     2,660,071      1,621,777       1,009,743       479,320
   Provision for doubtful accounts .......       298,811        125,000          42,795        52,499
   Amortization of intangible assets .....       107,966        245,012          43,024        23,753
                                              ----------     ----------     -----------    ----------
                                               5,402,599      3,151,785       2,198,920       976,572
                                              ----------     ----------     -----------    ----------
   Operating income (loss) ...............       779,158       (210,893)        288,461        65,668
   Interest expense ......................       155,233        111,798          64,201        26,059
                                              ----------     ----------     -----------    ----------
Income (loss) before provision for income
   taxes .................................       623,925       (322,691)        224,260        39,609
Provision for income taxes  ..............       196,000              0          98,672             0
                                              ----------     ----------     -----------    ----------
Net income (loss)  .......................       427,925       (322,691)        125,588        39,609
Net income (loss) per common share(1)  ...           .09           (.07)            .03           .01
Weighted average number of shares
   outstanding(1) ........................     4,730,000      4,510,000       4,730,000     4,730,000


                                                         March 31, 1996          June 30, 1996(1)
                                                         --------------    ----------------------------
                                                                                             As
Balance Sheet Data:                                        Actual           Actual        Adjusted(2)
-------------------                                     --------------    ------------    ------------
Working capital (deficit)  .........................     $ (978,683)      $ (907,611)     $ 3,853,161
Total assets  ......................................      5,467,115        5,689,676       10,199,567
Total long-term debt  ..............................        931,512          883,283                0
Total shareholders' equity..........................        103,764          229,352        5,622,526

------
(1) Gives effect to (i) the 2.2-for-one stock dividend effected by the Company in August 1996 and (ii) the exchange of 1,441,666 shares of the Company's Common Stock for 2,883,332 Class A Warrants.

(2) Gives effect to the 1,300,000 shares of Common Stock and 1,300,000 Class A Warrants offered hereby and the application of the estimated net proceeds therefrom.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes contained elsewhere in this Prospectus.

GENERAL

   The Company was formed to acquire and operate a home health care medical equipment and supply business. It commenced operations in July 1992 and in April 1993 expanded its operations by acquiring certain Adam assets, primarily rental equipment and customer lists.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED WITH FISCAL YEAR ENDED MARCH 31,
1995

   Net revenues increased by $3,240,865, or 110.2%, to $6,181,757 at March 31, 1996 from $2,940,892 at March 31, 1995. The increase in revenues was due primarily to the Company's expansion of its medical supply lines and rehabilitation products division.

   Cost of net revenues increased by $1,175,755, or 101.4%, to $2,335,751 for the year ended March 31, 1996 from $1,159,996 for the year ended March 31, 1995. Cost of net revenues decreased as a percentage of net revenues to 37.8% for the year ended March 31, 1996 from 39.4% for the year ended March 31, 1995. This decrease in cost of net revenues as a percentage of net revenues in the year ended March 31, 1996 is primarily attributable to several volume discounts received by the Company in connection with the initial bulk purchases of medical supplies when the Company became a provider to the largest certified home health care agency in New York.

   Selling, general and administrative expenses increased by $1,038,294, or 64.0%, to $2,660,071 at March 31, 1996 from $1,621,777 at March 31, 1995 representing a decrease as a percentage of net revenues of 12.1%, to 43% from 55.1%. The decrease as a percentage of net revenues was primarily attributed to certain fixed selling, general and administrative expenses remaining constant as revenue increased. Selling, general and administrative expenses increased due to the hiring of additional personnel to support the growth in the Company's sales.

   The Company had income from operations of $779,158 for the year ended March 31, 1996, as compared to a loss from operations of ($210,893) for the year ended March 31, 1995. This was mainly attributed to the Company's significant increase in revenue while certain operating costs did not increase proportionally with the increase in revenue. To a lesser degree, the increased profits were also due to the expiration of certain intangible assets which expired in the March 31, 1995 fiscal year and decreased legal fees in the year ended March 31, 1996.

   Interest expense increased by $43,435, or 38.9%, to $155,233 at March 31, 1996 from $111,798 at March 31, 1995. The increase was due to an increase in outstanding indebtedness.

   The Company had net income of $427,925 at March 31, 1996, compared with a net loss of $(322,691) at March 31, 1995.

THREE MONTHS ENDED JUNE 30, 1996 COMPARED WITH THREE MONTHS ENDED JUNE 30,
1995

   Net revenues increased by $1,445,141, or 138.7%, to $2,487,381 for the three months ended June 30, 1996 from $1,042,240 for the three months ended June 30, 1995. This increase was primarily due to the expansion of the Company's medical supply business after the Company became a provider of disposable medical supplies for the largest certified home health care agency in New York and further development of the Company's rehabilitation products division.

   Cost of net revenues increased by $682,358, or 162.1%, to $1,103,358 for the three months ended June 30, 1996 from $421,000 for the three months ended June 30, 1995. Cost of net revenues increased as a percentage of net revenues to 44.4% for the three months ended June 30, 1996 from 40.4% for the three months ended June 30, 1995. The increase in percentage of cost of net revenues was due to the increase in net revenues from the sale of medical supplies which has a higher product cost than durable medical equipment and additionally, the increased sales, rather than rentals, of durable medical equipment which results in a higher product cost for such equipment. Management does not anticipate that the sales of medical supplies as a percentage of the Company's net revenues will further materially increase.

   Selling, general and administrative expenses increased by $530,423, or 110.7%, to $1,009,743 for the three months ended June 30, 1996 from $479,320 for the three months ended June 30, 1995, but decreased as a percentage of net revenues to 40.6%, from 46.0%. The decrease in expenses as a percentage of net revenues was primarily due to fixed expenses remaining constant as net revenues increased. Selling, general and administrative expenses increased due to the hiring of additional personnel to support the growth in the Company's sales.

   Income from operations increased by $222,793 to $288,461 for the three months ended June 30, 1996 from income from operations of $65,668 for the three months ended June 30, 1995. The operating income as a percentage of net revenues was 11.6% for the three months ended June 30, 1996 as compared to 6.3% for the three months ended June 30, 1995. The increase was primarily due to the increase in net revenues and a decrease in the selling, general and administrative expenses as a percentage of net revenues as stated above.

   Interest expense increased by $38,142, or 146.4%, to $64,201 for the three months ended June 30, 1996 from $26,059 for the three months ended June 30, 1995. The increase in outstanding indebtedness resulted from the Company's need to finance its expansion. The Company experienced a .1% increase in interest expense as a percentage of net revenues to 2.6% for the three months ended June 30, 1996 from 2.5% for the three months ended June 30, 1995.

   The Company had net income of $125,558 for the three months ended June 30, 1996 and net income of $39,609 for the three months ended June 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary need for funds is to provide working capital to support its business plans. From inception through the end of fiscal 1994, the Company financed its operations, in part, through loans from its officers and directors in the aggregate principal amount of $245,200. The Company has also financed its operations through credit obtained from vendors, and, to a lesser extent, from credit lines and bank notes. In connection with the expansion of its business, the Company entered into lease agreements relating to the purchase of inventory and rental equipment at interest rates ranging from 9% to 13% per year. The Company currently has seven lease financing agreements outstanding with three vendors which it expects to satisfy out of cash provided by operating activities.

   Because of an increased need for working capital as a result of the expansion of the Company's business, the Company completed two equity private placements and one debt financing. Between April and December 1995, the Company received net proceeds of $99,870 from the sale of 1,041,666 shares of its Common Stock. In January 1996, the Company completed a private placement of 500,000 shares of Common Stock for a net consideration to the Company of $212,500. (In August 1996, 1,441,666 of such shares of Common Stock were exchanged for 2,883,332 Class A Warrants.) In February 1996, the Company completed a private placement of 25.5 units, each unit comprised of a promissory note in the principal amount of $25,000 with interest payable at a rate of 8% per year and 50,000 Class A Warrants. The net consideration received by the Company in connection with this debt financing was $553,500. The Company is obligated to repay the aggregate principal amount of $637,500 plus accrued interest on the 8% notes from the proceeds of the Offering. The Company also intends to repay, with the proceeds of the Offering, the related party loans in the aggregate principal amount of $255,409 (representing the original loans from officers and directors in the aggregate principal amount of $245,200 plus $10,209 of accrued interest which has been added to principal). See "Use of Proceeds."

   In January 1996, one of the Company's vendors advanced funds to enable the Company to satisfy in full an outstanding line of credit with NatWest Bank in the aggregate principal amount of $106,338. As a result, the Company has outstanding a one year note, secured by inventory, with such vendor in the aggregate principal amount of $106,338 with monthly principal payments of $8,870 and interest at a rate of 1% over the prime rate of Chase Manhattan Bank, N.A. The Company currently has a credit facility with the Bank of New York in the aggregate principal amount of $200,000 which is fully drawn down, with interest payable monthly at a rate of

1.0% above the prime rate of the Bank of New York, as announced from time-to-time. At June 30, 1996, the Company had negative working capital of $(907,611). In August and September 1996, the Company received three loans each in the principal amount of $100,000 with interest accruing at a rate of 8% per year. The Company intends to repay such loan out of the proceeds of the Offering. Virtually all of the Company's revenues are attributable to payments received from third party payors who generally do not make payments for 75 to 90 days after invoicing. In order to manage the delay between invoicing and receipt of payment, the Company has entered into various financing arrangements to fund operations. See "Use of Proceeds."

   The Company believes that internally generated funds and the proceeds of this Offering will provide sufficient liquidity and enable it to meet its currently foreseeable working capital requirements for at least the next 12 months. However, the Company may need to obtain additional financing to meet its growth objectives or to continue its operations. There can be no assurance that additional financings will be available if and when needed by or on terms acceptable to the Company. Potential sources for any such financings have not yet been identified. See "Risk Factors -- Need for Additional Financing." In addition, for a period of two years following the Effective Date, the Company cannot issue shares of Common Stock (other than pursuant to the 1996 Stock Option Plan) without the prior written consent of the Representative. Such limitation could adversely affect the Company's ability to obtain additional financing. See "Underwriting."

   The Company believes that the adoption by the Financial Accounting Standards Board of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and SFAS No. 123, "Accounting for Stock Based-Compensation" will not have a material impact on the Company's financial condition and results of operations.

   The Company believes that a final judgment in the Adams litigation in its favor would not affect its liquidity, operations or capital resources, because management believes that a judgement in the Company's favor would result in a reduction of the purchase price to be paid by the Company for the assets and the Company's current portion of long-term debt would be reduced accordingly. If the defendants were to prevail, the Company would, in all likelihood, attempt to obtain the necessary financing to satisfy any additional amounts required to be paid pursuant to a judgment requiring payment of the original purchase price. The Company does not believe such a judgment would have a material adverse effect on its liquidity, operations and capital resources. Although the Company does not believe that a judgment in favor of the defendants would include punitive damages, should such a judgment be awarded, it would have a material adverse effect on the Company's liquidity, operations and capital resources.

SEASONALITY

   The Company generally has not experienced seasonal fluctuation.

INFLATION

   The Company believes that the relatively moderate rates of inflation in recent years have not had a significant impact on its net revenues or its profitability.

                                   BUSINESS

   The Company is a provider of an extensive variety of home health care products and services, durable medical equipment, and disposable medical supplies in the metropolitan New York region. The Company services the home health care market by coordinating with various health care workers and payor case managers to determine the home health needs of patients. In April 1993, the Company acquired certain assets of Adam, including inventory, office equipment and an assignment of the office lease, for a purchase price of $1,500,000. Approximately $450,000 was paid at or prior to the closing of the Acquisition, with the balance payable in installments through March 31, 1995. The Company has not paid the balance and is seeking a rescission of the payment obligations. See "Legal Proceedings." Since acquiring the assets of Adam, the Company's management has expanded operations by implementing a sales strategy focusing on an informed diagnostic-centered approach, signing new major payor contracts with additional HMOs and PPOs including Metro Plus Health Maintenance Organization, Beech Street Corporation, Group Health Insurance, Inc. and MultiPlan Inc., and offering new equipment, products and services such as low air loss beds, alternating pressure beds and standing wheelchairs. In addition, the Company has recently significantly increased its sales of medical supplies as a result of becoming a provider of disposable medical supplies for the largest certified home health care agency in New York.

   The Company anticipates continued growth in the home health care market due to increasing emphasis on cost effective medical treatment, the "Greying of Our Society" and continuing advances in medical technology. The over-65 population, which has a higher incidence of illness and disability, continues to increase. At the same time, home treatment of medical needs as compared with hospital treatment is generally considered more cost effective. The increased acceptance of home care has been bolstered by medical technological advances which have facilitated the maintenance of high medical standards in home care. The Company believes that cost containment initiatives of managed care providers and continued limitations on reimbursement to hospital and other institutions will contribute to continued strong demand for home medical equipment and products.

MARKET OVERVIEW

   Based on market research prepared by FIND/SVP, Inc., an independent New York city-based research firm, the Company estimates that the size of the home health care market in 1992 was $20 billion and is expected to grow to $42.5 billion by 1996. The Company estimates that the local tri-state market (New York, New Jersey and Connecticut) was $4.2 billion in 1992, growing to $8.5 billion by 1996.

   Aging Population. According to FIND/SVP, Inc., the number of individuals over 65 in the U.S. has grown from 25.7 million in 1980, or 11.3%, of the population, to approximately 31.6 million in 1990, or 12.6%, of the population and is projected to increase to more than 33.8 million, or 13%, of the population by 1996. The elderly have traditionally accounted for two to three times the average per capita share of health care expenditures. As the number of Americans over 65 increases, the need for home health care services is also expected to increase. The Company estimates that 4.0 million people will reach the age of 65 by 1996 in its local market.

   Cost Effectiveness of Home Health Care Services. According to FIND/SVP, Inc., health care expenditures in the United States increased from approximately $248 billion in 1980 (9.1% of the gross national product ("GNP") to approximately $666 billion in 1990 (12.2% of GNP). In response to rapidly rising costs, governmental (Medicare and Medicaid) and private payors have adopted costs and containment measures that encourage reduced hospital admissions, reduced lengths of stay in the hospitals, and delayed nursing home/institutional admission. For example, the current hospital reimbursement methodology is based on patient diagnosis with very specific limitations on the length of hospital stays, leading to the earlier discharge of patients from hospitals. These measures have, in turn, fostered an increase in home health care which, when appropriate, generally provides medically necessary equipment and products at significantly less expense than in an institutional setting.

   Physician Acceptance. In the last decade, the medical profession has shown greater acceptance of home health care in the clinical management of patient care. Evidencing this greater acceptance, the American Medical Association Councils on Scientific Affairs and Medical Education have recommended that training in the principles and practice of home health care be incorporated into the undergraduate, graduate and continuing education programs for physicians. In addition, the reimbursement guidelines of payor sources (which are increasingly drafted to limit or avoid hospital treatment) have created a climate in which physicians must prescribe and arrange for home health equipment and products for their patients.

   Advanced Technology. Advances in technology have enabled numerous patients who previously required hospitalization to be treated at home without sacrificing the quality of care. The advances in the miniaturization and computerization of equipment have fostered the development of portable medical equipment. For example, such advances have enabled patients requiring acute respiratory care to be treated at home because of the availability of portable respiratory equipment. In addition, the development of advanced seating and positioning equipment and power vehicles (such as wheelchairs and scooters) have greatly enhanced the feasibility of home care for many developmentally disabled individuals, as well as patients suffering from stroke, paralysis and head injuries. The number of medical conditions that can be treated in the home is growing significantly. These conditions include incontinence, wounds, diabetes, infections and infectious diseases (including AIDS-related infections), impaired digestive tracts and various forms of cancer.

PRODUCTS AND SERVICES

   The Company services patients referred to the Company by nurses, physicians, social workers and payor case managers, as well as discharge planners at hospitals, HMOs, PPOs and rehabilitation centers. Working with these individuals, the Company's personnel coordinate the delivery and set-up of the products and supplies to be used by patients in their home recovery and care. Upon receipt of an order, the Company will arrange for the appropriate products and supplies to be delivered to the patient at home. At the time of delivery, the Company's personnel will set up equipment as necessary and spend time with the patient and/or care givers to explain the proper use of the medical equipment delivered. The Company handles customer service inquiries via an 800 telephone number and will generally send its personnel to visit the patient if necessary to rectify any problems that may arise.

   The primary categories of products provided by the Company (and examples of the products available in each category) are set forth below:

Durable Medical Equipment              -- Hospital beds
                                       -- Wheelchairs
                                       -- Walking aids
                                       -- Bathroom safety equipment
                                       -- Patient lifts

Disposable Medical Supplies            -- Incontinent products (diapers,
                                          liners, chux)
                                       -- Wound care products (dressings and
                                          bandages for treating decubitus (bed
                                          sores and lesions), pressure sores,
                                          ulcerations, etc.)
                                       -- Nutritional products (Ensure,
                                          Sustacal, etc.)
                                       -- Diabetic products/supplies
                                       -- Ostomy supplies
                                       -- Urological supplies (catheters, etc)
                                       -- Blood pressure products
                                       -- Skin care products

Rehabilitation Products                -- Power operated vehicles
(includes specialized versions            (such as wheelchairs and scooters)
of durable medical products)           -- Advanced support surfaces (low air
                                          loss beds, alternating pressure
                                          mattresses)
                                       -- Specialized seating

Respiratory Equipment and Products     -- O2 concentrators
                                       -- Nebulizers with compressors
                                       -- Suction pumps
                                       -- Oximetry equipment
                                       -- C-PAP (Continuous positive air
                                          pressure) equipment
                                       -- Bi-PAP (Bi-level positive air
                                          pressure) equipment

   The Company's inventory is housed in its 20,000 square foot office/warehouse facility in Mount Vernon, New York. All of its products are readily available from more than one supplier and the Company can generally fill an order within 24 hours of placement. The Company operates on a regular basis 24 hours a day, Monday through Saturday and provides services on an emergency basis on Sundays. The Company utilizes its 800 telephone number for customer service calls. The Company's office receives calls from 8:00 A.M. to 6:00 P.M. Monday through Friday and 9:00 A.M. to 1:00 P.M. on Saturdays while an answering service handles calls at all other hours. The Company's service technicians are available to handle calls on a 24-hour basis.

   Generally, the cost of the Company's products and supplies is covered by third party payor arrangements such as Medicaid, Medicare or private insurance. Equipment such as hospital beds, wheelchairs and patient lifters covered by Medicare is generally paid for on a rental basis over a 15 month term. In many instances, such equipment is returned to the Company prior to the 15 month term, in which case the equipment is re-conditioned and available for a new rental term. Generally, the equipment can be reconditioned for use to be available for several rental terms for a period in excess of five years. The Company receives a semi-annual maintenance payment for any equipment that is used in excess of 15 months. Purchased equipment covered by Medicare is reimbursed at approved published prices. Equipment covered by Medicaid is generally sold pursuant to an approved price range or a cost plus fee basis. Insurance payors use customary and usual standards for their reimbursement terms which are generally comparable to Medicare terms. The Company usually receives payment within 75 to 90 days of invoicing. An inconsequential percentage of the Company's business is direct cash sales to customers. For the fiscal year ending March 31, 1996, the allocation of net revenues among the Company's third party payors was approximately 35.4% to Medicare, 36.4% to Medicaid and 28.2% to private insurers and direct cash sales. See "Risk Factors -- Dependence Upon Third Party Reimbursement."

STRATEGIC OBJECTIVES

   The Company's strategic objective is to become the leading provider of home medical equipment, disposable medical supplies and services in the metropolitan New York/New Jersey/Connecticut region by focusing on the following objectives.

   Integrated Care. The Company is committed to fulfilling the physician's and/or payor source's need for a complete plan of care for their patients at home by providing a full range of quality home medical equipment and related services. The Company plans to seek out and negotiate agreements to provide products and services in conjunction with providers of other home medical services such as nursing companies and intravenous care providers. These agreements will enable the Company to be considered a full service provider to health care workers and customers for their home health care needs and will also increase the number of the Company's referral sources. While the Company's core business is its home medical equipment, the Company's revenues are enhanced by its ability to provide other medical products (products for the treatment of incontinence, diabetes and wound care, as well as advanced support surfaces, etc.) to high acuity and multiple therapy patients.

   Focus On Growth Markets. The Company is seeking to expand its core home medical equipment business by enlarging its geographic sales territory and increasing the number of referral sources with whom it has relationships. The Company is also exploring the possibility of offering new products in some of its existing high growth markets such as respiratory therapy, nutritional products, decubitus care (skin sores or lesions), advanced support surfaces, advanced seating and positioning products, power operated vehicles and incontinence treatment. The Company is also exploring the possibility of adding new product categories to its existing business. High growth markets being considered include orthotics, mastectomy supplies, specialized wound care products and products for the treatment of sleep disorders.

   Increase Market Share. The metropolitan New York market is highly fragmented, comprised of a large range of small local operators. The Company estimates that there are 1,000 home medical equipment dealers in its market. The Company believes 85% of such dealers generate revenues of up to $2.0 million, 13% generate revenues between $2.0 million and $5.0 million, and 2% generate revenues of in excess of $5.0 million. There are a few regional or national home medical equipment businesses. With the anticipated continued growth of the home health care market, the Company believes that there is an opportunity to expand its market share by providing the elements it believes are critical to the success of home medical equipment providers -- (i) providing high quality products, (ii) offering a high level of customer service evidenced by prompt responsiveness to, and good communications with, customers, and (iii) understanding and adapting to the needs of local markets.

   Improve Operating Efficiencies. Management is committed to reducing operating expenses through the use of improved systems and controls to streamline its operations in the areas of billing and collections, administrative support and sales administration. The Company has implemented new systems for tracking sales, enabling management and sales personnel to monitor performance and target particular geographic or product areas for expansion. The Company recently redesigned and computerized its intake procedures to simplify phone ordering for both the order placer (usually a health care worker) and the end user (the patient). Simplifying the intake process has improved the Company's billing and collection procedures because of the improved accuracy and completeness of data collected. In addition, the Company is in the process of installing new computer systems that the Company believes will improve employee productivity and further reduce administrative overhead.

   In addition to expanding its business by increasing sales, the Company may, if such opportunities arise, consider the expansion of its business by means of acquisitions or joint ventures. The Company's ability to effect such transactions could be adversely affected by its inability to issue shares of Common Stock without the Representative's prior written consent for a period of two years following the Effective Date. See "Underwriting." The Company is not currently conducting formal negotiations for any such acquisitions.

   The Company's operating strategy to achieve the foregoing objectives include the following elements:

   Targeting Referral Sources. The Company has been developing an effective sales force currently consisting of four field sales representatives, seven institutional on-site sales and service representatives, thirteen customer service representatives at the Company's offices who take orders and follow-up calls from customers and referral sources and six equipment drivers/technicians who generally work in the field to handle certain repairs and information inquiries. The field and customer service representatives enable the Company to market its home medical equipment and products to numerous sources of patient referrals, including physicians, therapists, nurses, discharge/case management professionals, social workers, hospitals, sub-acute facilities, clinics, nursing homes, HMOs, PPOs, insurance companies and social service organizations as well as directly to the end user. The Company is constantly training and tracking its sales representatives to generate more revenues from the Company's existing referral sources and to better target and penetrate new sources of patient referrals.

   Commitment to Quality Service. The Company believes that the quality of its service is critical to its ability to obtain referrals and to expand its business. To assure delivery of high quality service, the Company has established policies and procedures prescribing standards for patient care and has retained the services of a full time consultant who regularly examines its operation/facility to assure compliance with those standards. The Company has been accredited with commendation by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO").

   Focus on Receivables Management. In selecting its equipment, products and services, the Company carefully considers the adequacy of reimbursement and the ease with which payment can be obtained. The Company's reimbursement staff has significant experience in the industry as its primary billers average 16.5 years experience in reimbursement. Their knowledge and familiarity with the various reimbursement forms, policies and categorizations expedites the Company's billing procedures and facilitates the reimbursement process. The Company's receivables management is also enhanced by its electronic billing of Medicare and Medicaid which reduces the amount of paperwork to be handled and the amount of time required to process reimbursement billing.

   Management Information Systems. The Company has been implementing updated computerized systems, including order entry, distribution, third-party billing and customer information systems. These systems enable the Company to have relatively easy access to all the information processed by it including commencement of service, type of product utilized, the time period used and clinical outcome (for rental equipment users) and frequency and nature of service calls. These systems enable the Company to provide utilization reports and relevant data to its referral sources who can use such information to control the cost of managing home patient care. The Company intends to seek to develop applications to integrate its database with those of its referral sources and with other health care providers. This would allow the Company to provide integrated patient discharge planning and detailed utilization review data to its referral sources.

MARKETING PROGRAMS

   Diagnostic Centered Programs. The Company has developed a diagnostic centered approach to meeting the needs of its customers. The Company's personnel receives continuing education focused on the needs of customers classified by diagnosis or special needs. As a result, the Company's representatives can provide doctors, nurses, social workers, therapists, payor case managers, and customers with information regarding products for a patient's home care needs, both in terms of general care and product improvements. The Company believes that this enhances the quality of the service it can offer to referral sources as well as the products it supplies to the end users.

   Institutional Support Program. The Company's current management team has developed a support program for the benefit of institutions such as hospitals and certified home health agencies whereby the Company provides certain of its personnel for on-site locations at these institutions. These on-site managers work with the institution's personnel in determining the need for medical equipment, products and services for patients about to be discharged. They also help determine patient payor sources, order patient home medical equipment and arrange for delivery of the equipment to the patient at home. The Company believes that this program facilitates cost effective treatments for the home patient, and enhances the Company's position as a source of home medical equipment and supplies.

   Rehabilitation Division. The Company has established a separate division within its current facilities to provide specialized products for individuals with acute, long-term home health care needs. These products include specialized bathroom products, specialized vehicles and specialized support services, many of which have to be customized to meet individual needs. Although the Company has been providing such products for the past year, management has recently established a separate division to sell, market and customize these products. In addition to a separate sales staff, the Company is establishing a workroom to customize the rehabilitation products as needed.

   Additional Home Care Services. The Company is exploring the potential for expanding its business to include additional home care services. Management expects that its knowledge of the needs of patients and providers in connection with durable medical goods can be applied to a broader range of home care medical services. The establishment of additional related home care services would enable the Company to offer providers a single source for coordinating all of their patients' at home health care needs. By working through a single source, the patient's needs can be monitored and coordinated to ensure that all necessary services and goods are provided on a timely, efficient basis.

COMPETITION

   The home health care provider industry is highly competitive and fragmented. While there are a few selected national providers, the Company currently encounters its most significant competition in providing home health care products from small commercial providers operating in the New York metropolitan area. The Company believes that health care facilities in the geographic area serviced by the Company consider quality of care, reliability and reputation to be the most important factors in referring a home health care provider to its patients, although other factors such as financial stability, personnel policies and practices and cost are also considered. In addition to present competition, other companies that do not currently provide home health care products may enter the business.

GOVERNMENT REGULATION AND REIMBURSEMENT

   The Company must comply with various requirements in connection with its participation in Medicaid and Medicare. Medicaid is a combined federal-state program for medical assistance to impoverished individuals who are aged, blind, or disabled or members of families with dependent children. The Medicaid program in New York is subject to federal requirements. The New York State Department of Social Services has the authority to set levels of reimbursement within federal guidelines. The Company receives, from its customers who are covered by Medicaid, only the reimbursement permitted by Medicaid and is not permitted to collect from the patient any difference between its customary charge to such customers and the amount reimbursed. Any difference between the Company's customary charge to its customers who are covered by Medicaid and amounts reimbursed by Medicaid are not material to the Company's operating results because the Company's customary charges to such customers generally do not exceed amounts reimbursable by Medicaid.

   Medicare is a federal health insurance program, for the elderly and for chronically disabled individuals, which pays for equipment and services when medically necessary. Medicare uses a charge-based reimbursement system for purchased medical equipment based on approved published prices. Equipment such as hospital beds, wheelchairs and patient lifters is generally paid for on a rental basis over a 15 month term, with maintenance payments semi-annually thereafter.

   The Company, like other Medicaid and Medicare providers, is subject to governmental audits of its Medicaid and Medicare reimbursement claims, but to date has not experienced significant losses as a result of any such audit. The Company is not subject to any pending audits or audit reports. As a provider of services under the Medicaid and Medicare programs, the Company is also subject to the Medicaid and Medicare fraud and abuse laws ("Fraud and Abuse Laws"). The laws prohibit any bribe, kickback or rebate in return for the referral of Medicaid or Medicare patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicaid and Medicare programs. The United States Department of Health and Human Services ("HHS") has interpreted the Fraud and Abuse Laws as they apply to Medicare and Medicaid broadly to include the intentional payment of anything of value to influence the referral of Medicare or Medicaid recipients. HHS has issued regulations that set forth certain so-called "safe harbors," representing business relationships and payments that can be undertaken without violation of the Fraud and Abuse Laws. The Company believes that it has arranged and will continue to arrange its business relationships so as to comply with the Fraud and Abuse Laws. The Company has not been the subject of any Medicaid or Medicare fraud investigation to date.

   Pursuant to the federal/state statutory scheme for the regulation and administration of the Medicaid program, each state has a Medicaid Fraud Control Unit. In New York State that Unit is placed within the Office of the Attorney General. This office has broad civil and criminal jurisdiction over Medicaid providers. In the course of its operations, it reviews Medicaid providers. The Company is currently the subject of such a review. Several other providers of medical equipment and supplies in the same general geographic area have recently been subject to similar reviews. The Company believes that it has complied with all appropriate regulations; and no claims or charges have been lodged by the Attorney General as a result of this review at this time.

   The Company believes it is in substantial compliance with all material statutes, regulations, standards and conditions applicable to its business. However, new laws and/or regulations, standards or conditions may be adopted or existing laws, regulations, standards or conditions may be interpreted by governmental authorities in a manner which could adversely impact the Company's operations. The Company cannot predict whether any such proposals or interpretations will be adopted and, if adopted, what effect such proposals or interpretations would have on the Company's business.

   The Company's participation in the New York Medicaid program requires it to enroll and re-enroll as an authorized provider with the New York State Department of Social Services. Re-enrollment is required upon certain events including a change of five (5%) percent or more of beneficial equity ownership in the Company. An adverse determination, which is not subject to prior judicial review, could have material adverse consequences to the Company. The Company has recently received approval of its re-enrollment application.

   Government funding for health care programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, determinations by intermediaries and governmental funding restrictions, all of which could materially increase or decrease program reimbursements for the Company's products and services. Efforts have been made at various levels to reduce the costs of such programs. No assurance can be given that future funding levels for Medicare and Medicaid programs will be comparable to present levels. Changes in reimbursement policies as a result of budget cuts or other government action could adversely affect the Company's operations.

   The Clinton Administration, as well as certain United States Congressmen, have each proposed legislation that would affect major reforms of the United States health care system, including increasing access to health care for all citizens. Although such legislation has not been enacted, health care reform proposals are still under consideration and, New York State is considering various health care reform proposals of its own. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and cost-control measures, and public debate of these issues will likely continue in the future. Given the complexity of these issues and the early stage of the legislative process, the Company cannot predict which, if any, reform measures will be adopted and, if adopted, the effect such measures will have on the Company's business.

INSURANCE

   The Company carries a broad range of general liability, comprehensive property damage, worker's compensation, and other insurance coverages that management considers adequate for the protection of its assets and operations, although there can be no assurance that the coverage limits of such policies will be adequate. The Company has general liability coverage of $1,000,000 per occurrence and $3,000,000 aggregate and umbrella coverage of $1,000,000. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company and its financial condition. Claims against the Company, regardless of their merit or outcome, may also have an adverse effect on the Company's reputation and business. See "Risk Factors -- Potential Liability; Adequacy of Insurance Coverage."

EMPLOYEES

   As of September 30, 1996, the Company had approximately 67 employees. Its management team is comprised of two executives and two managers with extensive experience in the home health care industry. Four field sales representatives and seven institutional on-site sales and service representatives work on a salary plus commission basis. Six drivers deliver products and are specially trained by the Company to properly set up equipment and explain its use to patients. The Company has nine warehouse workers, two wheelchair mechanics, thirteen customer service and sales intake personnel, sixteen individuals who handle reimbursement and a five person administrative staff. The Company also has one supervisory staff respiratory therapist and a pool of respiratory therapists who work on a consulting basis on an as needed basis to provide service and advice to customers utilizing respiratory equipment. The Company also has six contract drivers who make deliveries. The Company is not a party to any collective bargaining agreements and considers its relations with employees to be good.

LEGAL PROCEEDINGS

   In 1993, the Company commenced an action against Adam and its principals in the Supreme Court of the State of New York, County of Westchester. The action arises out of the acquisition of the business and assets of Adam by the Company in April 1993. The complaint alleges that the defendants made numerous misrepresentations relating to the business previously conducted by Adam. The complaint seeks recovery of damages of $1,500,000, additional punitive damages, the reduction of the original purchase price or rescission of the original purchase agreement. The defendants have asserted counterclaims against the Company. The counterclaims seek the payment of the unpaid purchase price of $1,050,000 and collection expense of over $175,000. Defendants also allege various additional causes of action, claiming plaintiffs converted or interfered with the collection of property owned or due to defendants and seek damages of over $7,000,000, including $5,000,000 in punitive damages. A motion for summary judgment filed by defendants has been denied in its entirety. Partial summary judgment has been granted to the Company dismissing three of the counterclaims asserted against it. A Notice of Appeal from these judgments has been filed by defendants. The Company believes it has meritorious defenses to the remaining counterclaims. However, there can be no assurance that the Company will be successful in recovering damages for its claims or in defending itself against the remaining counterclaims. A judgment against the Company as a result of the counterclaims could have a material adverse effect on its business. See "Risk Factors -- Pending Litigation; Potential Adverse Impact of Counterclaims against the Company."

   From time to time the Company is a party to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims.

FACILITIES

   The Company offices and warehouse are located in a 20,000 square foot facility in Mount Vernon, N.Y., pursuant to a five year lease commencing January 1, 1996 which provides for annual rental payments of $114,000 for the first three years of the lease term and $132,000 for the last two years of the lease term.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

   The directors and executive officers of the Company are as follows:

           Name              Age   Position
           ----              ---   --------
Alan T. Sheinwald  ......    31    President, Chief Executive Officer, Chief
                                   Financial Officer and Chairman
Allan C. Goldfeder  .....    41    Chief Operating Officer and Secretary
Matthew J. McDonough  ...    34    Operations Manager
Bruce L. Ansnes  ........    53    Director
Bernard M. Kruger, M.D.      54    Director
Craig V. Sloane  ........    45    Director
Dean L. Sloane  .........    50    Director

   Alan T. Sheinwald joined the Company in November 1995 as President, Chief Executive Officer, Chief Financial Officer and Director and was elected Chairman in June 1996. From April 1995 until joining the Company, he was President and Chief Executive Officer of Alliance Care Services, Inc., a health care consulting firm. From January 1990 until April 1995, Mr. Sheinwald was employed by Mayflower Group, Inc. ("Mayflower"), initially as a General Manager for a transportation facility, then as Senior Operations Manager overseeing sales and operations for Mayflower's northeast division, a $20 million operating division. In 1993, Mr. Sheinwald was named Vice President -- Sales and Marketing for Mayflower, overseeing the development and implementation, with agencies and institutions nationwide, of transport systems, including medical transport systems. From May 1987 until January 1990, Mr. Sheinwald was a Cavalry Tank Platoon Leader, Division and Battalion Staff Officer for the United States Army. Mr. Sheinwald has a B.S. from the United States Military Academy at West Point and an M.B.A. from New York University.

   Allan C. Goldfeder has been Chief Operating Officer of the Company since September 1993 and Secretary of the Company since January 1996. From January 1993 until September 1993, Mr. Goldfeder was an independent consultant to the health care industry. From July 1989 until January 1993, he was a Director of Operations and then Director of New Product Development for U.S. Home Care Corporation. Mr. Goldfeder was a divisional Vice President from February 1986 until June 1989 with Continental Health Affiliates, Inc. From January 1977 until September 1985, Mr. Goldfeder was employed by Quality Care. Mr. Goldfeder has a B.S. from City University of New York.

   Matthew J. McDonough joined the Company in February 1996 as Operations Manager. From December 1992 to July 1994, Mr. McDonough was a Regional Manager for the Mayflower Group, Inc. and from July 1994 to February 1996 was an Assistant Station Manager with Airborne Express Inc. Mr. McDonough has also gained significant operational experience as an engineering officer in the United States Navy. He has a B.S. from Old Dominion University.

   Bruce L. Ansnes became a director of the Company in August 1996. Since 1986, he has been a private investor. From 1978 until 1983, Mr. Ansnes was Treasurer, and from 1983 until 1986, Treasurer and Vice President, of Culbro Corporation. He has a B.A. from Colby College and an M.B.A. from Columbia University.

   Bernard M. Kruger, M.D. became a Director of the Company in August 1996. He has been in the private practice of internal medicine and medical oncology since 1979, and is affiliated with Lenox Hill Hospital, Beth Israel Hospital, Mount Sinai Hospital and the Orthopedic Institute. Dr. Kruger is a director of Community Medical Transport, Inc. a publicly traded company.

   Craig V. Sloane has been a director of the Company since its inception. Since December, 1990, he has served as Vice President -- Operations and a Director of Community Medical Transport, Inc., a publicly traded company. From 1985 through October 1990, he was a futures analyst at Smith Barney Harris Upham & Co.

   Dean L. Sloane has been a director of the Company since its inception. Since December, 1988, he has been Chairman of the Board, President and a Director of Community Medical Transport, Inc., a publicly traded company. Mr. Sloane has also been a director, since May, 1996, of SunStar Healthcare, Inc., a publicly traded company. From 1973 through 1988, Mr. Sloane served as Chief Executive Officer of Prime Medical Services Inc. (formerly known as C.P. Rehab Corp.), a publicly traded specialty medical management service company. Mr. Sloane co-founded and served as Chairman of the Board of National Home Health Care Corp., a publicly traded medical management and home care company, from 1983 to 1986. Mr. Sloane also served as a director of EPIC Health Group, Inc., a publicly traded mail order pharmaceutical company, from 1984 to 1986. Mr. Sloane has been a member of the Young Presidents Organization since 1985 and is a Certified Public Accountant.

   Dean L. Sloane and Craig V. Sloane are brothers.

   Upon the closing of the Offering and for a period of three years thereafter, the Underwriters shall have the right, but not the obligation, to appoint a designee to serve as an advisor to the Board of Directors. The Underwriters have not designated an individual to serve in such capacity.

EXECUTIVE COMPENSATION

   The following table sets forth information concerning compensation paid or accrued by the Company for services rendered during the fiscal years ended March 31, 1994, 1995 and 1996 to the Company's Chief Executive Officer and each of the Company's other executive officers (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

                                          Annual Compensation                       Long Term Compensation
                                --------------------------------------   -------------------------------------------
                                                         Other Annual         Restricted
      Name and         Fiscal                            Compensation        Stock Awards       Options       LTIP
Principal Position      Year     Salary ($)    Bonus          ($)         Other Compensation    Granted     Payouts     All
------------------      ----     ----------    -----     ------------     ------------------    -------     -------     ---
Allan C. Goldfeder      1996      110,000        0           9,600                0                0           0         0
Chief Operating         1995      119,000        0           9,600                0                0           0         0
Officer(1)              1994       45,000        0           4,500                0                0           0         0

Alan T. Sheinwald       1996       48,077        0           3,150                0                0           0         0
Chief Executive
Officer(2)


------
(1) Mr. Goldfeder was the Company's principal executive officer for the fiscal years ended March 31, 1995 and 1994.

(2) Mr. Sheinwald's employment with the Company commenced November 13, 1995.

EMPLOYMENT AGREEMENTS

   Upon consummation of this Offering, the Company will enter into an employment agreement with Alan T. Sheinwald, President, Chief Executive Officer and Chief Financial Officer of the Company. The agreement will have a three-year term which renews for an additional year on each anniversary of the agreement, and provides for an annual base compensation of $150,000. The agreement provides for certain employee benefits including medical insurance, vacation and a car allowance, and also contains a non-competition provision covering the term of the agreement plus one year following termination.

   Upon consummation of this Offering, the Company will also enter into an employment agreement with Allan Goldfeder, Chief Operating Officer of the Company. The agreement will have a three-year term which renews for an additional year on each anniversary of the agreement, and provides for an annual base compensation of $120,000. The agreement provides for certain employee benefits including medical insurance, vacation and a car allowance, and also contains a non-competition provision covering the term of the agreement plus one-year following termination.

STOCK OPTION PLAN

   The Company's Board of Directors has adopted a 1996 Stock Option Plan (the "Plan") for officers, employees, directors and consultants of the Company or any of its subsidiaries. The Plan authorizes the grant-ing of stock options to purchase an aggregate of not more than 603,000 shares of the Company's Common Stock. As of the date hereof, options to purchase an aggregate of 28,000 shares of Common Stock have been granted and options to purchase an aggregate of 575,000 shares of Common Stock are available for grant under the Plan.

   The Plan is administered by a Stock Option Committee (the "Committee"), consisting of two disinterested members of the Board of Directors. In general, the Committee will select the persons to whom options will be granted and will determine, subject to the terms of the Plan, the number, the exercise period and other provisions of such options. The options granted under the Plan will be exercisable in such installments as may be provided in the grant.

   Options granted to employees may be either incentive stock options under the Internal Revenue Code ("ISOs") or non-ISOs. The Board may determine the exercise price, provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% of the voting power of the Company's stock) of the fair market value (as defined in the Plan) of the Company's Common Stock at the date of grant. The aggregate fair market value (determined at time of option grant) of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000. The Company does not expect the exercise price of non-ISO's to be less than fair market value.

   The options are evidenced by a written agreement containing the above terms and such other terms and conditions consistent with the Plan as the Board of Directors may impose. Each option, unless sooner terminated, shall expire no later than 10 years (five years in the case of ISOs granted to holders of 10% of the voting power of the Company's stock) from the date of the grant, as the Board may determine. The Board has the right to amend, suspend or terminate the Plan at any time, provided, however, that unless ratified by the Company's shareholders within 12 months thereafter, no amendment or change in the Plan will be effective: (a) increasing the total number of shares which may be issued under the Plan; (b) reducing below fair market value on the date of grant the price per share at which any option which is an ISO may be granted; (c) extending the term of the Plan or the period during which any option which is an ISO may be granted or exercised;
(d) altering in any way the class of persons eligible to participate in the Plan; (e) materially increasing the benefits accruing to participants under the Plan; or (f) with respect to options which are ISOs, amending the Plan in any respect which would cause such options to no longer qualify for incentive stock option treatment pursuant to the Internal Revenue Code of 1986.

COMPENSATION OF DIRECTORS

   Following the consummation of this Offering, directors who are not employed by the Company will be paid a fee of $1,000 for each meeting attended and $500 for each committee meeting attended. All directors are reimbursed for expenses incurred on behalf of the Company.

                            PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding beneficial ownership of the Common Stock as of September 30, 1996 (after giving effect to the 2.2-for-one stock dividend and the exchange of 1,441,666 shares of Common Stock for 2,883,332 Class A Warrants) by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and executive officer of the Company, and
(iii) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                                                                       Number of       Number of
                              Number of Shares    Number of Shares                                     Warrants         Warrants
                                Beneficially     Beneficially Owned      Percentage of Common Stock      Owned       Beneficially
                                Owned Before           After             --------------------------      Before          Owned
           Name                  Offering            Offering        Before Offering   After Offering   Offering     After Offering
           ----                  --------            --------        ---------------   --------------   --------     --------------
Bruce L. Ansnes(1)                 110,000             110,000              2.32%             1.83%            0              0
15 Glen Park Road
Purchase, NY 10577

Bernard M. Kruger, M.D.(1)          18,334              18,334               .39%              .30%            0              0
170 East 78th Street
New York, NY 10021

Dean L. Sloane                   1,713,800           1,713,800             36.23%            28.42%            0              0
45 Morris Street
Yonkers, NY 10705

Craig V. Sloane                    428,450             428,450              9.06%             7.10%            0              0
45 Morris Street
Yonkers, NY 10705

Alan T. Sheinwald                2,142,250           2,142,250             45.29%            35.53%            0              0
18 Sargent Place
Mount Vernon, NY 10550

Allan C. Goldfeder                 225,500             225,500              4.77%             3.74%            0              0
18 Sargent Place
Mount Vernon, NY 10550

All Executive Officers
  and Directors                  4,638,334           4,638,334             98.06%            76.92%            0              0

------
(1) The shares of Common Stock owned by Mr. Ansnes and Dr. Kruger are being registered for sale in the Selling Securityholders' Prospectus. Each of Mr. Ansnes and Dr. Kruger has entered into a Lock-up Agreement not to sell, transfer or dispose of such shares without the prior written consent of the Representative for a period of 18 months from the date of this Prospectus.

                             CERTAIN TRANSACTIONS

   All transactions with officers and shareholders and their affiliates were made on terms no less favorable to the Company than those available from unaffiliated parties. All future transactions between the Company and its officers, directors and 5% shareholders will be on terms no less favorable than could be obtained by independent third parties and will be approved by a majority of the independent disinterested directors of the Company.

LOANS

   The Company received loans from certain shareholders and former shareholders and their affiliates in the aggregate amount of $255,409. All the loans are currently non-interest bearing. The loans were made on March 31, 1993 to help finance the Company's operations. One loan of $80,000 bore interest at a rate of 8-1/4% until September 30, 1994, at which time the accrued interest was added to the principal outstanding. The Company expects to repay these loans from the proceeds of this Offering as follows: $135,409 to Dean L. Sloane (which includes accrued interest of $10,209 through September 30, 1994); $15,000 each to Manuel N. Wilson and Wade Wilson; and $90,000 to At Home Health Care Supplies, Inc. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LEASE

   The Company entered into a sublease on September 1, 1995 with At Home Health Care Supplies, Inc., an affiliate of former shareholders and directors of the Company for the office/warehouse space it currently occupies. The Company paid $4,500 per month for 10,000 square feet of space plus a pro rata share of expenses which aggregated $18,000 for the term of the lease. The Company has terminated the sublease and entered into a new lease with the owner of the premises to occupy 20,000 square feet at the same location. See "Business -- Facilities."

CONSULTING AGREEMENT

   During the fiscal year ended March 31, 1995, the Company paid $35,136 to Purchase Marketing Associates, a consulting company whose president, Manuel
N. Wilson, was a former shareholder, director and promoter of the Company, pursuant to a consulting agreement between the Company and such entity. The agreement was amended on May 1, 1995 to provide for the same consulting services to be provided for a fixed fee of $4,500 per month. The agreement was terminated in November 1995 with payments made through January 31, 1996 aggregating $45,000.

AGREEMENTS WITH REPRESENTATIVE

   The Company expects to enter into a Consulting Agreement with the Representative upon the closing of the Offering, whereby the Representative will provide advisory services for a period of 36 months for an aggregate fee of $104,600 payable at the closing out of the proceeds of the Offering. In addition, the Representative shall have the right, for a period of three years, after the closing of the Offering, to appoint a designee to serve as an advisor to the Board of Directors. The Company has further agreed to appoint the Representative as the Company's warrant solicitation agent pursuant to which the Representative will receive a 8% fee upon exercise of the Warrants, subject to NASD guidelines.

EXCHANGE OF SHARES FOR WARRANTS

   In August, 1996, the Company issued to six shareholders an aggregate of 2,883,332 Class A Warrants in exchange for the cancellation of 1,441,666 shares of Common Stock owned by such shareholders.

                          DESCRIPTION OF SECURITIES

   The following descriptions of the Company's securities are qualified in all respects by reference to the Certificate of Incorporation and By-laws of the Company, and the warrant agreement (the "Warrant Agreement"), dated as of October 18, 1996, by and between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agent"), copies of which are filed as Exhibits to the Registration Statement of which this prospectus is a part. The Certificate of Incorporation of the Company authorizes the Company to issue up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), none of which is outstanding and 20,000,000 shares of Common Stock, par value $.01 per share.

COMMON STOCK

   As of September 30, 1996, there were 4,730,000 shares of Common Stock outstanding. There will be 6,030,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their Common Stock into any other securities. All shares of Common Stock have equal, non-cumulative voting rights, and have no preference, exchange, preemptive or redemption rights. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. See "Capitalization."

WARRANTS

   Each Class A Warrant entitles its holder, commencing two years from the Effective Date, to purchase one share of Common Stock at an exercise price of $6.00 per share. The Warrants expire on October 17, 2003, seven years after the Effective Date.

   The Registration Statement of which this Prospectus is a part may remain effective for a period of nine months following the Effective Date although the Warrants will not be exercisable until two years after the Effective Date.

   The Warrants are redeemable by the Company at a price of $.05 per Redeemable Warrant, commencing two years from the Effective Date and prior to their expiration, on 30 days prior written notice to the registered holders of the Warrants, provided the closing high bid price per share of the Common Stock, or the last sale price per share if listed on a national exchange for a period of 20 consecutive trading days ending not more than three days prior to the date of any redemption notice equals or exceeds at least $8.00, subject to adjustment, for the Class A Warrants. The Warrants shall be exercisable until the close of the business day preceding the date fixed for redemption. In addition, subject to the rules of the NASD, the Company has agreed to engage the Representative as warrant solicitation agent, in connection with which it would be entitled to a 8% fee upon exercise of the Warrants. See "Underwriting."

   The Warrants will be issued pursuant to the Warrant Agreement by the Warrant Agent and will be evidenced by warrant certificates in registered form.

   The exercise price of the Warrants and the number and kind of shares of Common Stock or other securities and property issuable upon exercise of the Warrants are subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Common Stock. Additionally, an adjustment will be made upon the sale of all or substantially all of the assets of the Company in order to enable holders of Warrants to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon exercise of the Warrant.

   The Warrants do not confer upon the holder any voting or any other rights of a stockholder of the Company. Upon notice to the Warrantholders, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants.

   Warrants may be exercised upon surrender of the Warrant certificate evidencing those Warrants on or prior to the respective expiration date (or earlier redemption date) of the Warrants at the offices of Continental Stock Transfer & Trust Co., the warrant agent, with the form of "Election to Purchase" on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check payable to the order of the warrant agent) for the number of Warrants being exercised.

   No Warrant will be exercisable or redeemable unless at the time of exercise the Company has filed with the Commission a current prospectus covering the issuance of shares of Common Stock issuable upon exercise of the Warrant and the issuance of shares has been registered or qualified or is deemed to be exempt from registration or qualification under the securities laws of the state of residence of the holder of the Warrant. The Company has undertaken to use its best efforts to maintain a current prospectus relating to the issuance of shares of Common Stock upon the exercise of the Warrants until the expiration of the Warrants, subject to the terms of the Warrant Agreement. While it is the Company's intention to maintain a current prospectus, there is no assurance that it will be able to do so. The Company anticipates that this Registration Statement will remain effective for nine months following the Effective Date. See "Risk Factors -- Current Prospectus and State Blue Sky Registration Required to Exercise Warrants."

   The Company may reduce the exercise price or extend the exercise of the Warrants provided a current prospectus reflecting such changed terms is in effect prior to the exercise of any Warrants. The Company will insure that information regarding such impending change is disseminated to Warrantholders and the public in an adequate and timely manner. In the event that such action is taken, the Company must file a new registration statement and have it declared effective prior to any exercise of any Warrants.

   No fractional shares will be issued upon exercise of the Warrants. However, if a Warrantholder exercises all Warrants then owned of record by him or her, the Company will pay to that Warrantholder, in lieu of the issuance of any fractional share which otherwise issuable, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

   Upon the exercise of the Warrants, the Company will pay the Representative a commission of 8% of the aggregate exercise price if (i) the market price of the Company's shares of Common Stock on the date the Warrant is exercised is greater than the then exercise price of the Warrants; (ii) the exercise of the Warrant was solicited by the Representative; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the Offering and at the time of exercise of the Warrant; (v) the holder of the Warrant, has stated in writing that the exercise was solicited and designated in writing by the soliciting broker-dealer; and (vi) the solicitation of the exercise of the Warrant was not in violation of rule 10b-6, promulgated under the Exchange Act. No fee will be paid to the Representative on Warrants exercised within one year of the Effective Date or on Warrants voluntarily exercised at any time without solicitation by the Representative.

   In connection with the solicitation of Warrant exercises, unless granted an exemption by the Commission from Rule 10b-6, the Representative and any other soliciting broker-dealer will be prohibited from engaging in any market-making activities with respect to the Company's securities for the period commencing either two or nine business days (depending on the market price of the Company's shares of Common Stock, prior to any solicitation activity of the exercise of Warrants until the later of (i) the termination of such solicitation activity or (ii) the termination (by waiver or otherwise) of any right which the Representative or any other soliciting broker-dealer may have to receive a fee for the exercise of Warrants following such solicitation. As a result, the Representative or other soliciting broker-dealer may be unable to provide a market for the Company's securities, should it desire to do so, during certain periods which the Warrants are exercisable.

PREFERRED STOCK

   The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors.

   Accordingly, the Company's Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its Preferred Stock, there can be no assurance that it will not do so in the future.

UNDERWRITERS' WARRANT

   In connection with this Offering, the Company has agreed to sell to the Underwriters, or its designees, for $10, the Underwriters' Warrant to purchase 130,000 shares of Common Stock and /or 130,000 Class A Warrants. The Underwriters' Warrant is exercisable for a four-year period commencing one year from the Effective Date of this Offering and entitles the Underwriters to purchase each share of Common Stock or Warrant covered thereby at an exercise price equal to 165% of the offering price per share of Common Stock or Warrant, subject to adjustment in certain events. The Underwriters' Warrant may not be sold, transferred, assigned or hypothecated except to officers of the underwriters or members of the selling group or any officer or partner of any member of the selling group. The prices payable for the securities upon exercise of the Underwriters' Warrant and the number of securities underlying the Underwriters' Warrant are subject to adjustment to prevent dilution. See "Underwriting."

OPTIONS

   As of the date of this Prospectus, no options have been granted. See "Management -- Stock Option Plan."

TRANSFER AND WARRANT AGENT

   The transfer and warrant agent for the Common Stock is Continental Stock Transfer & Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this Offering, there has been no market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

   Upon completion of this Offering, the Company will have approximately 6,030,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 1,300,000 shares sold in this Offering will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Act.

   Each of the Company's current shareholders has entered into an agreement (the "Lock-Up Agreement") not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the remaining 4,730,000 shares of Common Stock, without the prior written consent of the Representative, (i) with respect to the 4,510,000 shares owned by the Company's officers and three of its directors, for a period of 24 months after the Effective Date, and (ii) with respect to the remaining 220,000 shares owned by Selling Securityholders, for a period of 18 months after the Effective Date. Each of the Company's warrantholders has entered into a Lock-Up Agreement for a period of 24 months after the Effective Date. Following expiration or release from the Lock-Up Agreement, (i) 4,510,000 shares will be eligible for immediate sale, subject to compliance with Rule 144 volume limitations and
(ii) 220,000 shares, and 4,158,332 Class A Warrants and the shares underlying such warrants, all of which are being registered for sale pursuant to the Selling Securityholders' Prospectus, will be eligible for immediate sale. The Representative will not release the lock-up prior to the exercise or expiration of the Over-Allotment Option.

   In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least two years, including the holding period of any securities which converted into the Restricted Shares and including the holding period of any prior owner except an affiliate of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock reported during the four calendar weeks pre-ceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated with such person) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

   Up to 130,000 shares of Common Stock and/or 130,000 Warrants may be purchased by the Underwriters through the exercise of the Underwriters' Warrant. Such shares may be freely tradeable, provided that the Company satisfies certain securities registration and qualification requirements in accordance with the terms of the Underwriters' Warrant. See "Underwriting."

                                 UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the Underwriters, the Company has agreed to sell to the Underwriters, and the Underwriters, severally and not jointly, have agreed to purchase, on a "firm commitment" basis, all of the 1,300,000 shares of Common Stock and the 1,300,000 Warrants offered hereby as follows:

                 Name                     Shares and Warrants
                 ----                     -------------------
      Maidstone Financial Inc.....               350,000
      The Harriman Group, Inc.....               950,000
        Total  ...................             1,300,000
                                               =========

The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent including the current effectiveness of the Registration Statement, delivery of an opinion of Company's counsel, a "comfort letter" from the Company's accountants, the delivery of an officer's certificate certifying that all representations and warranties are true and correct, the appointment of the Transfer and Warrant Agent and NASD approval of the Underwriters' compensation. The Underwriting Agreement also provides that the Underwriters will be obligated to purchase all of the shares of Common Stock and Warrants if any are purchased.

   The Underwriters have advised the Company that they propose to offer the shares of Common Stock and Warrants to the public at the offering prices set forth on the cover page of this Prospectus and that the Underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, concessions not in excess of $.2295 per share of Common Stock and $.0045 per Class A Warrant. After the Offering, the public offering price and concessions and discounts and other offering terms may be changed.

   The Company has granted an option to the Underwriters exercisable during the 30-day period from the date of this Prospectus, to purchase up to a maximum of 195,000 additional shares of Common Stock and/or 195,000 additional Class A Warrants solely to cover over-allotments, if any, in the sale of the shares of Common Stock and Warrants, at the Offering price, less the underwriting discounts and commission set forth on the cover page of this Prospectus.

   The Company has agreed to pay the Representative a non-accountable expense allowance equal to 3% of the gross proceeds of the Offering, including the proceeds of the Over-Allotment Option, if and to the extent exercised, of which $30,000 has been paid to date. The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with this Offering, including liabilities under the Securities Act of 1933, as amended (the "Act").

   As additional compensation in connection with this Offering the Company has agreed to sell to the Underwriters, for nominal consideration, the Underwriters' Warrants to purchase 130,000 shares of Common Stock and/or Warrants. The Underwriters' Warrant is exercisable for a four-year period commencing one year from the Effective Date and entitles the Underwriters to purchase each share of Common Stock and Warrant covered thereby at an exercise price equal to 165% of the initial public Offering price per share of Common Stock and Warrant, subject to adjustment in certain events. The Underwriters' Warrant may not be sold, trans-ferred, assigned or hypothecated except to officers of the underwriters or members of the selling group or any officer or partner of any member of the selling group. The prices payable for the securities upon exercise of the Underwriters' Warrant and the number of securities underlying the Underwriters' Warrant are subject to adjustment to prevent dilution.

   For the term of the Underwriters' Warrant, the holder or holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of the shares of Common Stock subject to the Underwriter's Warrant with a resulting dilution in the interests of other shareholders. The Company may find it more difficult to raise additional equity capital if it should be needed for its business while the Underwriters' Warrant is outstanding; and at any time when the holders of the Underwriters' Warrant might be expected to exercise such Warrant, the Company would in all likelihood be able to obtain additional equity capital on terms more favorable than those provided in the Underwriters' Warrant. Any profit realized on the sale of the Underwriters' Warrant and shares of Common Stock and Warrants subject to the Underwriters' Warrant may be deemed additional underwriting compensation.

   All of the Company's officers, three of its directors and all warrantholders have agreed not to publicly sell, prior to 24 months from the date hereof, any securities of the Company owned by them, without the prior written approval of the Underwriter. The remaining Company shareholders have agreed not to publicly sell prior to 18 months from the date hereof any securities of the Company owned by them, without the prior written approval of the Representative.

   The Underwriting Agreement gives the Representative the right to appoint a designee to attend all meetings of the Company's Board of Directors for a period of three years following the closing of this Offering.

   The Underwriting Agreement also provides that the Company may not issue shares of Common Stock (other than pursuant to its 1996 Stock Option Plan) for a period of two years following the Effective Date without the Representative's prior written consent, which may not be unreasonably withheld.

   The Company has agreed to retain the Representative as a financial consultant, for a period of three years from the date of this Prospectus at an annual fee of $34,867, all of which fees (an aggregate of $104,600) will be payable in advance on the completion of this Offering. The Underwriters will seek out and review potential acquisition and joint venture targets for the Company, as well as assisting the Company in responding to any acquisitions for the Company.

   The Company has agreed to indemnify the Underwriters against liabilities incurred by the Underwriters by reason of misstatements or omissions to state material facts in connection with the statements made in this Prospectus and the Registration Statement of which it forms a part. The Underwriters, in turn, have agreed to indemnify the Company against liabilities incurred by the Company by reason of misstatements or omissions to state material facts in connection with statements made in the Registration Statement and Prospectus based on information furnished by the Underwriters.

   The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. Reference is made to a copy of the Underwriting Agreement, which is an exhibit to the Registration Statement of which this Prospectus forms a part.

DETERMINATION OF OFFERING PRICE

   There is currently no public market for the Company's securities. Consequently, the Offering price has been determined by negotiations between the Company and the Underwriters and does not necessarily bear any relationship to any recognized criteria of value. In their negotiations of the Offering price, the Company and the Underwriters took into account estimates of the business potential and earning prospects of the Company, the present state of the Company's development and prevailing market conditions. In this regard, greater significance was given to the business potential and earnings prospects of the Company than was given to historical financial information. The Offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the securities of the Company. Such market price is subject to change as a result of market conditions and other factors.

   There can be no assurance that an established trading market will develop for the Common Stock, or, if such market develops and continues, that the prevailing market price for such securities will bear a favorable relationship to the Offering price of the Common Stock. See "Risk Factors -- Lack of Market; Possible Volatility of Stock Price; Arbitrary Determination of Offering Price."

                                LEGAL MATTERS

   The validity of the securities being offered hereby is being passed upon for the Company by Parker Duryee Rosoff & Haft, A Professional Corporation, New York, New York. Gersten, Savage, Kaplowitz & Curtin, L.L.P., New York, New York is acting as counsel for the Underwriters.

                                   EXPERTS

   The financial statements of the Company as at March 31, 1996 and for each of the years in the two-year period then ended included in this Prospectus, have been audited by Richard A. Eisner & Company, LLP, independent certified public accountants as set forth in their report thereon appearing elsewhere herein. Such financial statements are included herein and in the Registration Statement in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 in accordance with the provisions of the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits filed thereto. For further information, reference is made to such Registration Statement and to the exhibits filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission and, upon payment to the Commission of prescribed fees and rates, copies of all or any part thereof may be obtained from the Commission's principal office at the Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Northeast Regional Office, 7 World Trade Center, New York, New York 10048. In addition, the Commission maintains a web site on the internet at http://www.sec.gov that contains reports, proxy and information statements and other information of issuers that file electronically with the Commission.

                        COMMUNITY CARE SERVICES, INC.
                                - I N D E X -
                                                                      PAGE
                                                                     NUMBER
                                                                     ------

REPORT OF INDEPENDENT AUDITORS  ...................                    F-2

BALANCE SHEETS  ...................................                    F-3

STATEMENTS OF OPERATIONS  .........................                    F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  ....                    F-5

STATEMENTS OF CASH FLOWS  .........................                    F-6

NOTES TO FINANCIAL STATEMENTS  ....................                    F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Community Care Services, Inc.

   We have audited the accompanying balance sheet of Community Care Services, Inc. as at March 31, 1996 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended March 31, 1996 and March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Community Care Services, Inc. at March 31, 1996, and the results of its operations and its cash flows for the years ended March 31, 1996 and March 31, 1995, in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP
New York, New York
June 6, 1996

                        COMMUNITY CARE SERVICES, INC.
                                BALANCE SHEETS

                                                                      March 31,       June 30,
                                                                         1996           1996
                                                                     ------------   ------------
                                                                                    (Unaudited)
                              ASSETS
                              ------
Current assets:
   Cash ..........................................................    $  190,429     $  163,113
   Accounts receivable, trade - net (Notes D and F) ..............     2,808,265      2,955,638
   Inventories (Notes B[2] and F) ................................       441,085        523,227
   Prepaid expenses ..............................................         4,377         18,452
                                                                      ----------     ----------
    Total current assets .........................................     3,444,156      3,660,430
Rental equipment, less accumulated depreciation of $418,760 and
   $485,211, respectively (Note B[3]) ............................     1,284,034      1,233,802
Property and equipment - net (Notes B[4] and E)  .................       218,410        213,206
Covenants not to compete - net (Note B[5])  ......................        75,000         56,250
Accounts and customer lists - net (Note B[5])  ...................       139,972        134,970
Security deposits  ...............................................        35,805         35,537
Deferred offering costs (Note C)  ................................       192,738        292,481
Deferred debt costs  .............................................        77,000         63,000
                                                                      ----------     ----------
  TOTAL  .........................................................    $5,467,115     $5,689,676
                                                                      ==========     ==========
                            LIABILITIES
                            -----------
Current liabilities:
   Accounts payable and accrued expenses .........................    $2,179,432     $2,407,497
   Current portion of long-term debt (Note F) ....................       691,123        553,053
   Note payable - bank (Note G) ..................................       200,000        200,000
   Due to Adam Health Care Equipment Corp. (Note A) ..............     1,170,985      1,170,985
   Income taxes payable (Note L) .................................       181,299        236,506
                                                                      ----------     ----------
    Total current liabilities ....................................     4,422,839      4,568,041
Long-term debt (Notes D and F)  ..................................       931,512        883,283
Deferred income taxes payable (Note L)  ..........................         9,000          9,000
                                                                      ----------     ----------
     Total liabilities  ..........................................     5,363,351      5,460,324
                                                                      ----------     ----------
Commitments and contingencies (Notes A, C and K)

                       STOCKHOLDERS' EQUITY
                       --------------------
                             (Note H)

Common stock, $.01 par value; authorized 20,000,000 shares,
   issued and outstanding 4,730,000 shares at March 31, 1996 and
   June 30, 1996 .................................................        47,300         47,300
Preferred stock, $.01 par value; authorized 1,000,000 shares, none issued
Additional paid-in capital  ......................................       327,820        327,820
Accumulated deficit  .............................................      (271,356)      (145,768)
                                                                      ----------     ----------
     Total stockholders' equity  .................................       103,764        229,352
                                                                      ----------     ----------
     TOTAL  ......................................................    $5,467,115     $5,689,676
                                                                      ==========     ==========


 The accompanying notes to financial statements are an integral part hereof.

                        COMMUNITY CARE SERVICES, INC.
                           STATEMENTS OF OPERATIONS

                                                                          Three Months Ended
                                          Year Ended March 31,                 June 30,
                                     -----------------------------   ----------------------------
                                          1996           1995            1996           1995
                                      ------------   -------------    ------------   ------------
                                                                             (Unaudited)
Net revenues  .....................    $6,181,757     $2,940,892      $2,487,381     $1,042,240
                                       ----------     ----------      ----------     ----------
Costs and expenses:
 Cost of net revenues:
     Product and supply costs  ....     2,084,306      1,014,181       1,020,657        367,042
     Rental equipment depreciation        251,445        145,815          82,701         53,958
                                       ----------     ----------      ----------     ----------
                                        2,335,751      1,159,996       1,103,358        421,000
   Selling, general and
     administrative expenses.  ....     2,660,071      1,621,777       1,009,743        479,320
   Provision for doubtful accounts        298,811        125,000          42,795         52,499
   Amortization of intangible
                                       ----------     ----------      ----------     ----------
                                        5,402,599      3,151,785       2,198,920        976,572
                                       ----------     ----------      ----------     ----------
    Operating income (loss) .......       779,158       (210,893)        288,461         65,668
Interest expense  .................       155,233        111,798          64,201         26,059
                                       ----------     ----------      ----------     ----------
Income (loss) before provision for
   income taxes ...................       623,925       (322,691)        224,260         39,609
Provision for income taxes  .......       196,000                         98,672
                                       ----------     ----------      ----------     ----------
NET INCOME (LOSS)  ................    $  427,925     $ (322,691)     $  125,588     $   39,609
                                       ==========     ==========      ==========     ==========
Per share data (Note B[8]):
   Net income (loss) per common
     share  .......................    $      .09     $    (.07)      $      .03     $      .01
                                       ==========     =========       ==========     ==========
   Weighted average number of
     shares outstanding  ..........     4,730,000      4,510,000       4,730,000      4,730,000
                                       ==========     =========       ==========     ==========

 The accompanying notes to financial statements are an integral part hereof.

                        COMMUNITY CARE SERVICES, INC.
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (NOTE H)

                                                 Common Stock
                                         ---------------------------
                                             Number                     Additional
                                               of                         Paid-in      Accumulated
                                             Shares         Amount        Capital        Deficit          Total
                                          -------------   ----------    ------------   -------------   ------------
Balance -- March 31, 1994  ............     2,050,000      $ 20,500      $ 29,500       $(376,590)     $(326,590)
Net (loss)  ...........................                                                  (322,691)      (322,691)
                                           ----------      --------      --------       ---------      ---------
Balance -- March 31, 1995  ............     2,050,000        20,500        29,500        (699,281)      (649,281)
Net income  ...........................                                                   427,925        427,925
Warrants issued  ......................                                    12,750                         12,750
Issuance of common stock  .............     1,541,666        15,417       296,953                        312,370
                                           ----------      --------      --------       ---------      ---------
Balance -- March 31, 1996  ............     3,591,666        35,917       339,203        (271,356)       103,764
Conversion of common stock to warrants     (1,441,666)      (14,417)       14,417                          - 0 -
Stock split of remaining shares of
  common stock ........................     2,580,000        25,800       (25,800)                         - 0 -
Net income for the three months ended
  June 30, 1996 .......................                                                   125,588        125,588
                                           ----------      --------      --------       ---------      ---------
BALANCE -- JUNE 30, 1996
  (UNAUDITED) .........................     4,730,000      $ 47,300      $327,820       $(145,768)     $ 229,352
                                           ==========      ========      ========       =========      =========

 The accompanying notes to financial statements are an integral part hereof.

                        COMMUNITY CARE SERVICES, INC.
                           STATEMENTS OF CASH FLOWS

                                                                                         Three Months Ended
                                                         Year Ended March 31,                 June 30,
                                                     -----------------------------   --------------------------
                                                          1996            1995           1996          1995
                                                     -------------   ------------    -----------   -----------
                                                                                            (Unaudited)
Cash flows from operating activities:
   Net income (loss) ..............................    $   427,925     $(322,691)    $   125,588    $  39,609
   Adjustments to reconcile net income (loss) to
     net cash provided by operating
     activities:
     Depreciation and amortization expense  .......        363,676       396,696         117,192       77,713
     Amortization of deferred unit cost and
        debt discount .............................          8,000                        16,124
     Disposal of rental equipment  ................         29,600        77,000           8,750
     Loss on disposal of equipment  ...............          3,833
     Provision for doubtful accounts  .............        298,811       125,000          42,795       52,499
     Interest added to loan balance  ..............                       10,209
     Deferred income taxes payable  ...............          9,000
     Changes in operating assets and liabilities:
        (Increase) in accounts receivable --
          trade  ..................................     (2,434,237)     (182,525)       (190,168)    (318,775)
        (Increase) in inventories .................       (308,930)      (68,149)        (82,142)     (22,221)
        (Increase) decrease in prepaid expenses....         21,145       (22,668)        (14,075)      (5,263)
        (Increase) decrease in security deposits...        (19,268)                          268
        Increase in accounts payable and accrued
          expenses  ...............................      1,815,760       582,690         228,065      245,261
        Increase in income taxes payable ..........        181,299                        55,207          488
                                                       -----------     ---------     -----------    ---------
          Net cash provided by operating
             activities ...........................        396,614       595,562         307,604       69,311
                                                       -----------     ---------     -----------    ---------
Cash flows from investing activities:
   Acquisition of rental equipment ................       (819,331)     (415,712)        (43,345)    (190,524)
   Acquisition of property and equipment ..........        (51,962)      (29,460)         (3,408)      (8,314)
                                                       -----------     ---------     -----------    ---------
          Net cash (used in) investing activities..       (871,293)    (445,172)        (46,753)    (198,838)
                                                       -----------     ---------     -----------    ---------
Cash flows from financing activities:
   Proceeds of bank borrowings ....................        200,000        80,000                      100,606
   Principal repayments of bank borrowings ........       (168,750)     (250,000)
   Proceeds from notes payable to suppliers .......        106,338
   Principal repayments of notes payable to
     suppliers  ...................................       (241,337)                     (188,424)
   Proceeds from debt offering ....................        637,500
   Deferred debt costs ............................        (84,000)
   Deferred offering costs ........................       (172,738)      (20,000)        (99,743)
   Proceeds from issuance of common stock .........        312,370                                     22,000
                                                       -----------     ---------     -----------    ---------
          Net cash provided by (used in)
             financing activities .................        589,383      (190,000)       (288,167)     122,606
                                                       -----------     ---------     -----------    ---------

NET INCREASE (DECREASE) IN CASH  ..................        114,704       (39,610)        (27,316)      (6,921)

Cash at beginning of year  ........................         75,725       115,335         190,429       75,725
                                                       -----------     ---------     -----------    ---------
CASH AT END OF YEAR  ..............................    $   190,429     $  75,725     $   163,113    $  68,804
                                                       ===========     =========     ===========    =========
Supplementary disclosures of cash flow
   information:
   Cash paid during the year:
     Interest  ....................................    $    60,792     $  32,543     $    32,145    $     573
     Income taxes  ................................          6,189                        43,472

During the year ended March 31, 1996 the Company purchased property and equipment with a note of $150,000. Also during the year ended March 31, 1996 suppliers have agreed to convert $726,474 of trade payables into notes payable.

 The accompanying notes to financial statements are an integral part hereof.

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED
                       JUNE 30, 1996 AND JUNE 30, 1995)

(NOTE A) -- ORGANIZATION:

   [1] The Company was incorporated in July 1992 in the State of New York as Community Support Services, Inc. During July 1992, it changed its name to Community Care Services, Inc. (the "Company"). The Company operates a home health care business which sells and rents durable medical equipment and sells medical supplies primarily in the five boroughs of New York City, and Westchester, Rockland and Nassau Counties, New York, as well as northern New Jersey and southern Connecticut.

   From inception through March 31, 1993, the Company had minimal activity. In April 1993, the Company purchased certain assets and business of Adam Health Care Equipment Corp. ("Adam"), a company in the same industry, for $1,500,000 (the "Purchase Price"). In addition, the Company paid Adam an additional $86,000 representing an adjustment to the Purchase Price mainly for used equipment and parts. The Company paid $150,000 at the execution of this agreement and $300,000 at the closing. $1,000,000 of the balance was to be paid in equal quarterly installments evidenced by promissory notes with interest at 6% per annum and a final payment due March 15, 1995. The remaining $50,000 would be paid following the completion of a full Medicare billing cycle.

   In 1993, the Company commenced an action against Adam and its principals arising out of the acquisition of certain assets of Adam by the Company in April 1993. The complaint alleges that the defendants made numerous misrepresentations relating to the business previously conducted by Adam. The complaint seeks recovery of damages of $1,500,000, additional punitive damages, the reduction of the original purchase price or rescission of the original purchase agreement. The defendants have asserted counterclaims against the Company. The counterclaims seek the payment of the unpaid purchase price of $1,050,000 and collection expense of over $175,000. Defendants also allege various additional causes of action, claiming plaintiffs converted or interfered with the collection of property owned or due to defendants and seek damages of over $7,000,000, including $5,000,000 in punitive damages. The Company believes it has meritorious defenses to the counterclaims. However, there can be no assurance that the Company will be successful in recovering damages for its claims or in defending itself against the counterclaims. A judgment against the Company as a result of the counterclaims could have a material adverse effect on its business. The action is still in its final pre-trial stages and the Company expects a trial date to be set shortly.

   [2] The Company is in the process of raising additional funds through an initial public offering of securities (the "IPO"). If the IPO is not consummated, the Company intends to obtain additional bank financing. However, there can be no guarantee that such financing will be available and if available that these funds can be obtained on favorable terms.

(NOTE B) -- SIGNIFICANT ACCOUNTING POLICIES:

   Significant accounting policies in the preparation of the financial statements are as follows:

   [1] Revenue recognition:

   Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third party payors, including private insurers, Medicare and Medicaid.

   [2] Inventories:

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of medical supplies sold directly to patients for use in their home.

   [3] Rental equipment:

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
               June 30, 1996 and June 30, 1995)  - (Continued)

(NOTE B) -- Significant Accounting Policies:  - (Continued)

   Rental equipment consists of medical equipment rented to patients for use in their homes and is stated at cost. Depreciation is provided using the straight-line method over the useful life of the equipment which is estimated at five years.

   [4] Property and equipment:

   Property and equipment are stated at cost. The Company computed depreciation and amortization using the straight-line method over the useful lives of the assets acquired which is estimated at five years.

   [5] Intangible assets:

   Intangible assets consist of covenants not to compete and accounts and customer lists. The covenants are being amortized on a straight-line basis over their contractual lives which range from two to four years. The accounts and customer lists are being amortized using the straight-line method over the period of expected benefit which is estimated at ten years. Intangible assets are evaluated periodically, and adjusted if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

   [6] Income taxes:

   Effective August 10, 1992, the Company elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and state tax laws. Under those provisions the Company did not pay federal corporate income tax. However, it was subject to a limited extent, to New York State corporate tax. The stockholders were liable for individual income taxes on the Company's taxable income until November 1995 when the S corporation status was automatically terminated by the sale of common stock to an ineligible stockholder. No pro forma tax provision benefit has been presented to reflect the Company's taxes as if it were a C corporation. The Company would have reported net operating losses if it were a C corporation for the year ended March 31, 1995 resulting in a deferred tax asset which would be netted against a valuation allowance thereby providing a zero tax provision. For the period after the termination of the S corporation tax status through June 30, 1996, a deferred tax liability has been realized because the losses incurred as an S corporation are not available to the Company for carryforward. See Note L in reference to tax provision.

   [7] Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   [8] Per share data:

   Net income per common share is based on the weighted average number of common shares outstanding after giving retroactive effect to the conversion of common shares for warrants and the 2.2 for 1 stock split, both effected in August 1996. See Note H[2].

   [9] Recently issued accounting pronouncements:

   The Company believes that Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123, "Accounting for Stock-Based Compensation" issued by the Financial Accounting Standards Board will not have a material impact on the Company's financial position and results of operations. In accordance with SFAS No.

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
               June 30, 1996 and June 30, 1995)  - (Continued)

(NOTE B) -- Significant Accounting Policies:  - (Continued)

123 the Company expects to continue to account for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and beginning in fiscal 1997 will make the appropriate disclosures of pro forma net income (loss) and earnings
(loss) per share.

   [10] Interim financial information:

   The accompanying financial statements as of June 30, 1996 and for the three-month periods ended June 30, 1996 and June 30, 1995 are unaudited. In the opinion of management, they reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position, results of operations and cash flows.

   The results of operations and cash flows for the three months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year ending March 31, 1997.

(NOTE C) -- PROPOSED PUBLIC OFFERING:

   The Company has signed a letter of intent with respect to a proposed public offering of the Company's securities. There is no assurance that such offering will be consummated. In connection therewith the Company anticipates incurring substantial expenses which, if the offering is not consummated, will be charged to expense.

(NOTE D) -- ACCOUNTS RECEIVABLE:

   Accounts receivable consists of the following:

                                               March 31,           June 30,
                                                 1996                1996
                                              ------------        ------------
Billed  ..............................        $1,871,154          $2,069,620
Unbilled  ............................         1,339,166           1,266,585
                                              ----------          ----------
  Total  .............................         3,210,320           3,336,205
Less allowance for doubtful accounts .           402,055             380,567
                                              ----------          ----------
                                              $2,808,265          $2,955,638
                                              ==========          ==========

   Unbilled receivables represent delivered products or services rendered as of the balance sheet date which will be billed when the Company obtains the physician's written prescription. Management evaluates the adequacy of the allowance based on the specific payor and general economic conditions including the aging of the account and the nature of the payor (private or government agencies).

(NOTE E) -- PROPERTY AND EQUIPMENT:

   Property and equipment consist of the following:
                                                     March 31,      June 30,
                                                       1996           1996
                                                    -----------     ----------

Machinery and equipment  .......................     $ 50,697       $ 54,106
Security system  ...............................        3,843          3,843
Furniture and fixtures  ........................       59,613         59,613
Vans  ..........................................        5,447          5,447
Leasehold improvements  ........................      125,943        125,943
                                                     --------       --------
                                                      245,543        248,952
Less accumulated depreciation and amortization .       27,133         35,746
                                                     --------       --------
                                                     $218,410       $213,206
                                                     ========       ========

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
                 June 30, 1996 and June 30, 1995) - (Continued)

(NOTE F) -- LONG-TERM DEBT:

   Long-term debt consists of the following:

                                                                          March 31,     June 30,
                                                                            1996          1996
                                                                         -----------   -----------
Notes payable to suppliers - payable at monthly intervals thru June
  1997, with interest at 9% to 13% collateralized by inventory and
  accounts receivable ................................................   $  741,476    $  553,053
Notes payable bearing interest at 8%, due August 1997 or upon closing of public offering, face amount $637,500. The effective interest
  rate is 9.53% ......................................................      625,750       627,874
Loans payable to stockholders and affiliates - noninterest bearing
  due the earlier of an IPO or due on demand after July 1, 1997 ......      255,409       255,409
                                                                         ----------    ----------
  Total  .............................................................    1,622,635     1,436,336
Less current maturities  .............................................      691,123       553,053
                                                                         ----------    ----------
                                                                         $  931,512    $  883,283
                                                                         ========= =   ==========

(NOTE G) -- NOTE PAYABLE - BANK:

   The note payable - bank is collateralized by personal guarantees of certain stockholders, former stockholders and an affiliated company and a $200,000 certificate of deposit of a former stockholder. The loan bears interest at 1% above prime and is due on demand.

(NOTE H) -- STOCKHOLDERS' EQUITY:

   [1] During April 1995, the Company issued 200,000 common shares for a purchase price of $22,000.

   During November 1995, the Company issued 841,666 common shares for an aggregate price of $101,000. The net proceeds of this transaction were $77,870.

   During January 1996, the Company issued 500,000 common shares for an aggregate price of $250,000. The net proceeds of this transaction were $212,500.

   [2] During April 1995, the Board of Directors authorized the changes and increases of the Company's shares to reflect a change of the Company's no par value common stock to $.01 par value and their exchange at the rate of one share of no par value common stock for 13,666 2/3 shares of $.01 par value. The Board of Directors also authorized the common stock $.01 par value to increase by an additional 7,266,667 shares and authorized preferred stock $.01 par value to increase to 1,000,000 shares. In August 1996 the Company exchanged 1,441,666 shares of common stock for 2,883,332 Class A warrants and then issued a 2.2 for 1 stock dividend on the remaining outstanding shares. All references in the accompanying financial statements to the number of shares and per share amounts reflect these changes.

   [3] In April 1996, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock from 10,000,000 to 20,000,000 shares.

   [4] During 1996, the Company adopted a 1996 Stock Option Plan (the "Plan") which provides for the granting of options to purchase up to 603,000 common shares to officers, employees, directors and consultants. Options granted may be either Incentive Stock Options within the meaning of the Internal Revenue Code or Nonstatutory Stock Options. The Plan is administered by the Board of Directors or by a committee consisting of at least two persons chosen by the Board of Directors, which determines to whom options will be granted and will determine, subject to the terms of the Plan, the number, the exercise period and other provisions of such options.

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
               June 30, 1996 and June 30, 1995)  - (Continued)

(NOTE H) -- Stockholders' Equity:  - (Continued)

   Members of the committee (or all of the members of the Board of Directors, if no committee is established) shall not be entitled to receive discretionary grants of options under the Plan, but shall automatically be granted, on the first day of each fiscal year, Nonstatutory Stock Options to purchase 1,000 shares of common stock.

   [5] In connection with the issuance of the 8% notes payable, the Company issued warrants for the purchase of 1,275,000 shares of common stock at a purchase price of $7.50 per share; exercisable commencing February 1997 to February 2001. Upon closing of the proposed public offering the warrants will be exchanged into an equal number of Class A warrants which may be sold pursuant to the offering.

(NOTE I) -- RELATED PARTY:

   During the year ended March 31, 1995, the Company entered into an agreement with another entity which is owned by one of the stockholders of the Company, whereby the entity acted as a nonexclusive agent to represent the Company with potential managed care organizations.

   On May 1, 1995, the Company entered into a new agreement with this entity, whereby the entity was to provide the same services as the above agreement for a fixed fee of $4,500 per month. The agreement was terminated in November 1995 with payments to be made through January 1996.

   The amounts expensed were $45,000 and $35,136 for the years ended March 31, 1996 and March 31, 1995, respectively.

(NOTE J) -- CONCENTRATION OF RISK:

   Revenues from principal sources are as follows:

                                                                  Three Months
                                            Year Ended               Ended
                                             March 31,              June 30,
                                       --------------------   --------------------
                                          1996       1995       1996       1995
                                        --------   --------    --------   --------
Medicare  ...........................     35.4%      42.9%       32.3%      42.8%
Medicaid  ...........................     36.4       34.0        29.6       31.7
Private insurance and other
  nongovernment agencies ............     28.2       23.1        38.1       25.5
                                         -----      -----       -----      -----
  Total  ............................    100.0%     100.0%      100.0%     100.0%
                                         =====      =====       =====      =====


   The Company derives the majority of its revenues from reimbursements by third-party payors, typically invoicing and collecting payments directly from the third-party payor.

   During the years ended March 31, 1996 and March 31, 1995 and for the three months ended June 30, 1996 and June 30, 1995, the Company's five largest sources of referral accounted for approximately 52%, 37%, 71% and 40% of the Company's total revenue, respectively.

   Reimbursements can be influenced by the financial instability of private third-party payors and the budget pressures and cost shifting by governmental payors. A reduction in coverage or reimbursement rates by third- party payors could have a material adverse effect on the Company's results of operations.

   The Company, like other Medicaid and Medicare providers, is subject to governmental audits of its Medicaid and Medicare reimbursement claims. As a provider of services, under the Medicaid and Medicare programs, the Company is also subject to the Medicaid and Medicare fraud and abuse laws.

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
               June 30, 1996 and June 30, 1995)  - (Continued)

(NOTE J) -- Concentration of Risk:  - (Continued)

   The percentage of accounts receivable is as follows:

                                                            March 31,       June 30,
                                                              1996            1996
                                                          -------------   ------------
Medicaid  .............................................         34%            34%
Medicare  .............................................         32             31
Private insurance and other nongovernment agencies  ...         34             35
                                                               ---            ---
                                                               100%           100%
                                                               ===            ===

(NOTE K) -- COMMITMENTS:

   [1] Lease:

   During January 1996, the Company became obligated under a long-term lease agreement for its office and warehouse facilities. In addition to the basic rental, the lease provides for increases due to real estate taxes. Minimum future obligations on the lease are as follows:

               Year Ending
                March 31,
               -----------
               1997  ............................       $114,000
               1998  ............................        114,000
               1999  ............................        118,500
               2000  ............................        132,000
               Later years  .....................         99,000
                                                        --------
                 Total  .........................       $577,500
                                                        ========

   Furthermore, the Company leases office space on a month-to- month basis. The rent expense was $81,969, $69,156, $388,800 and $12,030 for the years ended March 31, 1996 and March 31, 1995 and for the three-month periods ended June 30, 1996 and June 30, 1995, respectively.

   [2] Employment agreement:

   Upon consummation of the proposed public offering, the Company will enter into an employment agreement with its President, who is also its Chief Executive Officer and Chief Financial Officer. The agreement will have a three-year term which renews for an additional year on each anniversary of the agreement, and provides for an annual base compensation of $150,000. A noncompetition provision covering the term of the agreement plus one year following termination is also included.

   Upon consummation of the proposed public offering, the Company will also enter into an employment agreement with its Chief Operating Officer. The agreement will have a three-year term which renews for an additional year on each anniversary of the agreement, and provides for an annual base compensation of $120,000. The agreement also provides for certain employee benefits and contains a noncompetition provision covering the term of the agreement plus one year following termination.

                        COMMUNITY CARE SERVICES, INC.

                        NOTES TO FINANCIAL STATEMENTS

              (Unaudited with respect to the three months ended
                 June 30, 1996 and June 30, 1995) - (Continued)

(NOTE L) -- INCOME TAXES:

   See Note B[6] in reference to change in S corporation status. The estimated provision for income taxes for the period subsequent to termination of the S corporation status through March 31, 1996 and June 30, 1996 consists of the following:
                                                         March 31,     June 30,
                                                          1996           1996
                                                       -----------   ----------
Current  ..........................................    $187,000        $98,672
Deferred tax applicable to temporary differences
   in depreciation expense ........................       9,000
                                                       --------
  Provision for income taxes  .....................    $196,000        $98,672
                                                       ========        =======


   The difference between the tax provision and the amount that would be computed by applying the statutory federal income tax rate to income before taxes is attributable to the following:

                                                         March 31,     June 30,
                                                          1996          1996
                                                       -----------   ----------
Income tax provision at 34%  ......................    $212,000        $76,500
State taxes, net of federal benefit  ..............      37,000         22,172
Statutory federal income tax rate applicable to
  income earned while Company was an S corporation.     (53,000)
                                                       --------        -------
                                                       $196,000        $98,672
                                                       ========        =======


(NOTE M) -- SUBSEQUENT EVENTS:

   During August and September 1996, the Company borrowed $300,000 with interest at 8%. The loans are due at the earlier of October 15, 1996 or the closing of the IPO and are collateralized by junior liens on inventory and accounts receivables.

=============================================================================

   No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.
                                    ------
                              TABLE OF CONTENTS

                                                     Page
                                                    --------
Prospectus Summary  ........................            3
The Company  ...............................            3
Risk Factors  ..............................            6
Use of Proceeds  ...........................           13
Dividend Policy  ...........................           14
Capitalization  ............................           14
Dilution  ..................................           15
Selected Financial Data  ...................           16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................           17
Business  ..................................           20
Management  ................................           27
Principal Shareholders  ....................           30
Certain Transactions  ......................           31
Description of Securities  .................           32
Shares Eligible for Future Sale  ...........           34
Underwriting  ..............................           35
Legal Matters  .............................           37
Experts  ...................................           37
Additional Information  ....................           37
Index to Financial Statements  .............          F-1

   Until November 12, 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Company's securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus with respect to their unsold allotments or subscriptions.

===============================================================================

=============================================================================

                         COMMUNITY CARE SERVICES, INC.

                                     LOGO

                       1,300,000 SHARES OF COMMON STOCK
                          1,300,000 CLASS A WARRANTS


                                    ------

                                  PROSPECTUS

                                    ------


                                     LOGO


                          LOGO THE HARRIMAN GROUP, INC.


                               October 18, 1996

===============================================================================